Exhibit 99.1

CONDENSED CONSOLIDATED BALANCE SHEETS

In Accordance with Dutch Accounting Principles

Amounts in million EUR	June 30, 2004 (unaudited)	December 31, 2003 [1] (unaudited)
		Adjusted [2]
Investments	129,094	121,194
Group companies and participations	241	2,884
Investments for the account of policyholders	106,065	100,089
Other assets	9,585	9,809

Total assets	244,985	233,976
Shareholders’ equity	15,093	13,967
Capital securities	1,940	1,925
Subordinated loans	461	452
Senior debt related to insurance activities	3,519	3,288

Total capital base	21,013	19,632
Technical provisions	99,735	94,124
Technical provisions with investments for account of policyholders	106,065	100,089
Other liabilities	18,172	20,131

Total shareholders’ equity and liabilities	244,985	233,976

[1]	The balance sheet as of December 31, 2003 has been derived from audited financial statements as of that date but does not include all of the information and footnotes required for complete financial statements required by Dutch accounting principles

[2]	The December 31, 2003 numbers are adjusted to reflect changes in accounting principles adopted as of January 1, 2004. See also note 1 to the condensed consolidated financial statements for a reconciliation of last years’ reported numbers to adjusted numbers.

See Notes to the Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS

In Accordance with Dutch Accounting Principles

Amounts in million EUR (except per share data)	Six Months ended June 30,
	2004 (unaudited)	2003 (unaudited)
		Adjusted [1]
Revenues
Gross premiums	9,851	10,190
Investment income	3,585	3,104
Fees and commissions	638	541
Income from banking activities	141	185

Total revenues	14,215	14,020
Benefits and expenses
Premiums to reinsurers	1,201	1,008
Benefits paid and provided	8,523	9,382
Profit sharing and rebates	80	92
Commissions and expenses	2,881	2,585
Interest charges	324	322
Miscellaneous income and expenditure	123	302

Total benefits and expenses	13,132	13,691
Income before tax	1,083	329
Corporation tax	(293)	(169)
Transamerica Finance Corporation	—	169

Net income	790	329
Net income per share :
Basic	0.50	0.19
Diluted	0.50	0.19
Dividend per share	0.21	0.20

[1]	The June 30, 2003 numbers are adjusted to reflect changes in accounting principles adopted as per January 1, 2004.

See Notes to the Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

In Accordance with Dutch Accounting Principles

Amounts in million EUR	Six Months ended June 30,
	2004 (unaudited)	2003 (unaudited)
		Adjusted [1]
CASH FLOW FROM OPERATING ACTIVITIES
Net income	790	329
Increase in technical provisions after reinsurance	4,804	3,865
Annuity deposits	7,637	11,669
Annuity repayments	(7,193)	(7,441)
Other	(4,911)	(327)

	1,127	8,095
CASH FLOW FROM/(USED IN) INVESTING ACTIVITIES
Invested and acquired	(39,490)	(61,531)
Disposed and redeemed	41,435	55,083
Change in investments for account of policyholders	(2,286)	(2,763)
Other	874	(1,067)

	533	(10,278)
CASH FLOW FROM FINANCING ACTIVITIES
Repurchased and sold own shares	57	19
Dividend paid	(233)	(31)
Other	(2,312)	1,041

	(2,488)	1,029
CHANGE IN LIQUID ASSETS	(828)	(1,154)

[1]	The June 30, 2003 numbers are adjusted to reflect changes in accounting principles adopted as per January 1, 2004.

The cash flow statement has been set up according to the indirect method and complies with International Accounting Standard No. 7. Only those changes affecting liquid assets have been taken into account. The effects of revaluations and currency exchange rate differences have therefore not been included. The impact of currency exchange rate differences on liquid assets kept in foreign currencies is not material.

See Notes to the Condensed Consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

As of January 1, 2004, the following changes of accounting principles were adopted:

1.	Gains and losses on shares and real estate are recognized in the income statement when realized rather than by applying the indirect income method, which amortized gains and losses into income.

2.	The Statement of Position (SOP) 03-1, issued by the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants, changed the provisioning for mortality on universal life contracts and for guaranteed living and death benefits on variable annuity and variable life contracts in the United States. The implementation mainly changed the timing of the recognition of mortality profits in earnings.

For the purposes of comparison and as required under Dutch Law, the reported 2003 results have been adjusted throughout this Form 6-K to reflect the above changes of accounting principles to the 2003 reported results. The following table summarizes the effect of the accounting changes on shareholders’ equity and net income:

(Amounts in million EUR)	Shareholders’ equity December 31, 2003	Net income June 30, 2003
Reported in accordance with Dutch accounting principles	14,132	859
Effect on Investment income from change in reflecting realized gains and losses	—	(593)
Effect on Deferred policy acquisition costs from implementing SOP 03-1	272	29
Effect on Technical provisions from implementing SOP 03-1	(525)	(56)
Effect on Deferred taxation	88	90

Total effect	(165)	(530)

Adjusted in accordance with Dutch accounting principles	13,967	329

As of January 1, 2004, an amount of EUR 1,281 million has been reclassified within Shareholders’ equity from the realized portion of the revaluation account to other surplus fund.

As of January 1, 2004, Transamerica Finance Corporation (TFC) is consolidated in the financial statements of AEGON, due to the reduced size of TFC’s activities.

The accompanying unaudited condensed consolidated financial statements are presented in accordance with Dutch Accounting Principles.

Certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted, but all adjustments (consisting of normal recurring accruals) which in the opinion of management are necessary for a fair presentation of these interim financial statements are included.

AEGON N.V. is also referred to as AEGON or the Company.

Net income for the six months ended June 30, 2004 is not necessarily indicative of the results that may be expected for the year ending December 31, 2004. These unaudited condensed consolidated financial statements should be read in conjunction with AEGON’s 2003 annual audited financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in AEGON’s annual report on Form 20-F and the AEGON annual report for the year ended December 31, 2003.

AEGON Funding Corp. (AFC) and AEGON Funding Corp. II (AFC II) are indirect wholly owned subsidiaries of AEGON which were established as financing vehicles to be used to raise funds for the U.S. subsidiaries of AEGON. AFC and AFC II have been fully consolidated in the financial statements of AEGON. If AFC or AFC II issues debt securities, AEGON will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of AEGON and will rank equally with all other unsecured and unsubordinated obligations of AEGON. The guarantees of subordinated debt securities will constitute an unsecured obligation of AEGON and will be subordinate in right of payment to all senior indebtedness of AEGON.

AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. At June 30, 2004 the issued and outstanding capital is EUR 239 million, the reserves required by law amount to EUR 1,507 million, and EUR 13,347 million is available for dividends. However, certain of AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their parent companies. Insurance subsidiaries in the United States are subject to prior approval by statutory authorities for certain payments of dividends to AEGON that exceed specified limits. These insurance subsidiaries are also subject to risk based capital standards, established by the National Association of Insurance Commissioners, which prescribes required capital levels and may restrict the amount of dividends which can be paid. Under the Insurance Industry Supervision Act 1993 in The Netherlands, life insurance companies are required to maintain equity of approximately 5% of general account technical provisions and, in case of no interest guarantee, of approximately 1% of technical provisions with investments for the account of policyholders. While management does not believe such restrictions on AEGON’s subsidiaries will affect its ability to pay dividends in the future, there can be no assurance that these restrictions will not limit or prevent AEGON from doing so.

Foreign currency

Assets and liabilities in non-euro currencies are converted to euros at the period-end exchange rates. Income statement items in non-euro currencies are converted to euros at the average currency exchange rates for the reporting period.

	June 30, 2004	December 31, 2003
The most important euro closing rates are:
U.S. Dollar (USD)	1.21550	1.26300
Pound Sterling (GBP)	0.67080	0.70480
Canadian Dollar (CAD)	1.63430	1.62340
Hungarian Forint (HUF)	251.60000	262.50000

(2) NET INCOME PER SHARE

Net income per share, based on Dutch accounting principles, is set out in the accompanying condensed consolidated income statements, and is calculated based on the net income available to common shareholders. The weighted average number of common shares gives effect, in all periods presented, to stock dividends. Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the Dutch and US accounting basis is as follows:

Numerator: (amounts in million EUR)	Six Months ended June 30,
	2004	2003
		(Adjusted)
Dutch accounting principles:
Net income	790	329
Less: dividends on preferred shares	(40)	(47)
Net income used in basic and diluted calculation	750	282
US GAAP:
Net income based on Dutch accounting principles used in basic and diluted calculation	750	282
US GAAP adjustments to net income	(329)	490
Net income based on US GAAP used in basic and diluted calculation	421	772
Denominator: (number of shares, in millions)
Weighted average shares, as used in basic calculation	1,494.3	1,471.5
Addition for stock options outstanding during the year	—	—
Weighted average shares, as used in diluted calculation	1,494.3	1,471.5

	Six Months ended June 30,
	2004	2003
	EUR	EUR
Net income per share, based on US GAAP
Basic	0.28	0.52
Diluted	0.28	0.52

(3) EXPLANATION OF DIFFERENCES BETWEEN DUTCH ACCOUNTING PRINCIPLES AND US GAAP

The consolidated financial statements of AEGON N.V. have been prepared in accordance with Dutch accounting principles. Dutch accounting principles (“DAP”) differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The following is a summary of differences between DAP and US GAAP which have an impact on reported Shareholders’ Equity or Net Income.

DESCRIPTION OF DIFFERENCES IN ACCOUNTING PRINCIPLES

Real estate

Under DAP, real estate is shown at market value, which is the selling-value under normal market circumstances. New property is valued at construction cost, including interest during the construction period, or at purchase price. Unrealized gains and losses on real estate investments as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the revaluation account, taking into account the related (deferred) taxes. Realized gains and losses are recognized in the income statement.

Under US GAAP real estate is carried at historical cost less accumulated depreciation and is adjusted for any impairment in value. Depreciation is provided over the estimated economic life of the property. Realized gains or losses and all other operating income and expense are reported in the income statement.

The adjustment shown in the reconciliation in the Shareholders’ equity column represents the reduction from market value to the historical cost less depreciation. The adjustment shown in the reconciliation in the Net income column represents the annual depreciation charge and the differences in results on disposals arising from the reversal of cumulative depreciation charges on the disposals under US GAAP.

Debt securities - valuation

Under DAP bonds and private placements are shown at amortized cost less provisions for uncollectable amounts, representing the cash value at the balance sheet date of future interest and principal repayments components based on the effective interest rate at the date of acquisition.

Under US GAAP debt securities are classified in three categories and accounted for as follows:

•	debt securities that the company has the intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost;

•	debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and

•	debt securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in shareholders’ equity.

AEGON has classified the vast majority of its debt securities as available-for-sale securities and the remainder as trading securities. Under US GAAP, when evidence indicates that a decline in a debt security’s fair value below its cost is other than temporary, the security is written down to fair value and the difference is charged to current year’s net income.

The adjustment shown in the reconciliation in the Shareholders’ equity column represents the difference between the amortized cost basis less write-downs for uncollectable amounts and the fair value.

Debt securities – realized gains and losses

Under DAP realized gains and losses from transactions within the bonds and private placements portfolios, unless a loss is considered a default loss, are deferred and released to the income statements in annual installments over the estimated average remaining maturity term of the investments sold.

Under US GAAP realized gains and losses on sales of debt securities are recorded in the income statement of the period in which the sales occurred. Gains and losses, both realized and unrealized, on debt securities classified as trading are included in the income statement.

The adjustment shown in the reconciliation in the Shareholders’ equity column represents the reclassification of the deferred results on the sale of debt securities from liabilities to Shareholders’ equity.

The adjustment shown in the reconciliation in the Net income column represents the difference between the release of the deferred results on a DAP basis and the realized results on a US GAAP basis, and also includes gains and losses on debt securities in the trading portfolio.

Deferred policy acquisition costs (DPAC) and value of business acquired

Under DAP, policy acquisitions costs, which are costs that are directly or indirectly related to the acquisition of new or renewal insurance contracts, are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. Acquisition costs are also deferred for certain non-insurance investment type products related to 401(k) plans in the United States. DPAC are amortized over the life of the underlying contracts, which are periods not to exceed the premium-paying periods for fixed premium products (traditional life and fixed universal life) and, for flexible premium insurance contracts and investment type contracts, in proportion to the emergence of estimated gross profits.

For fixed premium products in all countries, the DPAC are tested at least annually by country unit and product line to assess the recoverability. The amount not recoverable is recognized as an expense in the income statement in the period of determination. In the United States and Canada, the DPAC on flexible premium products, including fixed and variable annuities, variable universal life and unit-linked contracts, are amortized at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the policies. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. A significant assumption related to estimated gross profits on variable annuities and life insurance products is the annual long-term net growth rate of the underlying assets. The reconsideration of assumptions may affect the original DPAC amortization schedule, referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule, which is based upon actual gross profits earned to date and revised estimates of future gross profits, is recognized in the income statement as an expense or a benefit. In the Netherlands, the United Kingdom and Other countries the impact of equity market movements on estimated gross profits on flexible premium products is covered by the yearly or, if appropriate, quarterly recoverability testing; a negative outcome is charged to the income statement in the period of determination. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted for future periods.

Under US GAAP for fixed premium products the accounting is the same as DAP in all countries. For flexible premium products sold in the United States and Canada, US GAAP is the same as DAP. For flexible premium products sold in the Netherlands, the United Kingdom and Other countries an unlocking adjustment is made using a revised DPAC amortization schedule based on actual gross profits earned to date and revised estimates of future gross profits. Acquisition costs related to non-insurance investment type products related to 401(k) plans in the United States are expensed as incurred as opposed to being deferred and amortized in accordance with DAP.

The adjustment in the reconciliation in the Shareholders’ equity column and the adjustment in the reconciliation in the Net Income column include the effect of unlocking for DPAC on flexible premium products in the United Kingdom and the Netherlands and the difference in accounting for acquisition costs related to non-insurance investment type products related to 401(k) plans in the United States. Also included, in accordance with practice subsequent to the issuance of SFAS 115, is the adjustment of DPAC to reflect the change in amortization that would have been necessary if unrealized investment gains or losses related to debt securities had been realized. The effect on US GAAP equity related to SFAS 115 is EUR (731) million (year-end 2003: EUR (1,421) million).

Goodwill

Under DAP, goodwill is charged to Shareholders’ equity in the year of acquisition.

Under US GAAP goodwill is capitalized and prior to January 1, 2002 goodwill was amortized over the expected periods to be benefited with adjustments for impairment, if necessary. For US GAAP accounting purposes goodwill was amortized over various periods, not exceeding 20 years for years prior to 2002. Goodwill was tested for impairment based on undiscounted cash flows.

Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets” as of January 1, 2002, goodwill is no longer amortized but, rather, is reviewed and tested for impairment under a fair value approach. The review is performed at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment may be necessary. Impairment testing requires the determination of the fair value for each of our identified reporting units. The reporting units identified for AEGON based upon the SFAS 142 rules include: AEGON USA, AEGON Canada, AEGON The Netherlands, AEGON UK insurance companies and AEGON UK distribution companies, Other Countries and Transamerica non-insurance businesses. The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. For the Transamerica non-insurance operations, fair value is determined using a discounted cash flow analysis. The valuation utilizes the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

Technical provisions

The provision for life insurance represents the present value of future benefits to be paid to or on behalf of policyholders and related expenses less the present value of future net premiums. The provision is calculated using actuarial methods that include assumptions such as estimates of premiums, mortality, investment performance, lapses, surrenders and expenses. These assumptions are initially based on best estimates of future experience at policy inception date, in some instances taking into account a margin for the risk of adverse deviation. The assumptions used are regularly reviewed, compared to actual experience and, if necessary, and depending on the type of products, updated.

For products that have guaranteed benefits over the lifetime of the policy or at maturity, the premiums also include loadings for the expected cost of the guarantee. The pricing of the guarantee is based on assumptions for future investment performance, including reinvestment assumptions.

The provision for life insurance comprises also the provision for unexpired risks as well as the provision for claims outstanding. In case the premium-paying period is shorter than the lifetime of the policy, a provision for future expenses is set up to cover any estimated future expenses after the premium-paying period. Future costs in connection with benefit payments are also provided for.

In various countries products are sold that contain minimum guarantees. For these products the regular technical provision is recognized under technical provisions with investments for account of policyholders. The technical provision life insurance includes provisions for guaranteed minimum benefits related to contracts where the policyholder otherwise bears the investment risk.

In the United States, a common feature in variable annuities is a guaranteed minimum death benefit (GMDB). This means that when the insured dies, the beneficiaries receive the highest of the account balance or the guaranteed amount. Many variable annuity products also contain a guaranteed minimum income benefit (GMIB) feature that provides for minimum payments if the contract holder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value, respectively.

The Statement of Position 03-1 (SOP 03-1), issued by AcSEC, changed the provisioning for mortality on universal life contracts and for guaranteed living and death benefits on variable annuity and variable life contracts in the United States. AEGON USA has adopted this standard for both DAP and US GAAP as of January 1, 2004. The implementation mainly changed the timing of the recognition of mortality profits in earnings. For the purposes of comparison and as required under Dutch Law, the reported 2003 DAP Net income and Shareholders’ equity have been adjusted in the reconciliation to reflect the accounting adjustments to the 2003 reported results. The effect of the accounting change as described in Note 1 to the Condensed Consolidated Financial Statements was a decrease to Shareholders’ equity of EUR 165 million and a decrease to net income of EUR 18 million.

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the liability as of June 30, 2004 are consistent with those used for amortizing DPAC, including the mean reversion assumption. The assumptions of investment performance and volatility are consistent with historical experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

The GMIB liability is determined each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for calculating the GMIB liability as of June 30, 2004, are consistent with those used for calculating the GMDB liability. In addition, the calculation of the GMIB liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

Universal life-type contracts that assess charges for a mortality benefit feature in a manner that is expected to result in profits in earlier years and losses in subsequent years are now required to establish a reserve in addition to the account balance to recognize the portion of such assessments that compensates the insurance enterprise for benefits to be provided in future periods. The consequence of SOP 03-01 is that a product that fails this test for any future year is required to establish a reserve that would cause mortality margins to be more level over the policy life. The reserve is not limited to the amount of the losses for those years with a mortality loss.

In Canada the variable annuity products sold are known as segregated funds. The provision for life insurance includes a provision in connection with the guarantees issued. A cap and a floor for this provision is calculated using stochastic prospective methods (probability weighted calculation using multiple future scenarios) and current assumptions. Within the cap and floor corridor, the accrual method based on pricing assumptions with valuation interest less actual claims incurred is followed. Outside the cap and floor corridor, a surplus or shortfall of the provision will cause an extra credit or charge to the income statement.

In the Netherlands Fundplan policies have a guaranteed return of 3% or 4% at maturity or upon the death of the insured if the premium paid for a consecutive period of ten years is invested in Mixed Fund and/or Fixed Income Fund. For this guaranteed return, a provision is established based on stochastic modeling. The provision is developed applying the accrual method based on pricing assumptions less actual claims incurred. A corridor for the provision is determined regularly based on stochastic modeling methods. If the provisions develop outside the corridor, a charge or credit to the income statement is recorded. Minimum interest guarantees on group pension contracts in The Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest, after retirement of the employees. Due to the nature of the product, these guarantees have a long-term horizon of about 30 to 60 years. The provision is developed applying the accrual method based on pricing assumptions less actual deductions.

Provisions for fixed annuities, guaranteed investment contracts (GICs) and funding agreements (FAs) are equal to the accumulated contract balance.

Under US GAAP the technical provisions for traditional life insurance contracts are computed using the net level premium method with investment yields, mortality, lapses and expenses based on historical assumptions, and include a provision for adverse deviation. For universal life contracts and investment type contracts (annuities) the technical provisions are equal to the policyholder account balances at the balance sheet date. The technical provision in the United Kingdom is reduced to equal the contract holder balance. The technical provision for fixed annuities, GICs and FAs is the same as under DAP.

The reserve for guaranteed living and death benefits on variable annuity and variable life contracts in the United States is the same as described for DAP. For US GAAP, the impact from the adoption of SOP 03-1 was recorded as a cumulative effect of a change in accounting principles as of January 1, 2004.

Also, US GAAP technical provisions include the part of the change in value of the debt securities that must be allocated to policyholders based on the effects of the application of SFAS 115. The SFAS 115 effect on US GAAP equity is at June 30, 2004 EUR (362) million (year-end 2003: EUR (300) million).

In addition, to the extent that the contract contains an embedded derivative as defined by US GAAP, the contract is unbundled and the derivative is marked to fair value with changes recognized in the income statement. This adjustment is included in the Derivatives line in the reconciliation.

Realized gains on real estate and shares

As of January 1, 2004 AEGON no longer applies the indirect return method to its capital gains and losses on investments in shares and real estate. Under the new accounting principle the unrealized capital gains and losses are recognized in a revaluation reserve (a component of shareholders’ equity). The realized gains and losses are recognized in the income statement at the time of realization. Direct income (interest and dividend) is recognized in the income statement. The comparative figures have, in accordance with DAP, been adjusted to reflect the new accounting policy.

US GAAP accounting for shares is consistent with DAP, except for shares designated in a trading portfolio where changes in fair value from period to period are reported in net income. Real estate is carried at historical cost less accumulated depreciation and gains and losses are only recognized upon sale.

Derivatives

AEGON uses common derivative financial instruments such as swaps, options, futures and cross-currency derivatives to hedge its exposures related to investments, liabilities and borrowings. In general, under Dutch accounting principles the accounting treatment of derivatives mirrors the accounting treatment of the underlying financial instrument. In the balance sheet, the book values of the derivatives are recognized under the captions of the related underlying financial instrument. Foreign currency amounts are converted at the period-end exchange rates. Realized and unrealized results on derivative financial instruments are recognized in the same period and reported, consistent with the results of the related investments, liabilities and debt.

AEGON also has a derivative in the form of a guaranteed minimum withdrawal benefit (GMWB) assumed pursuant to a reinsurance agreement. This derivative is carried at fair value with changes recorded through net income.

US GAAP requires that all derivatives, including embedded derivatives, be recognized as either assets or liabilities in the balance sheet and be measured at fair value. Derivatives that do not qualify for hedge accounting treatment under US GAAP must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through income or recognized in other comprehensive income and amortized to income when the hedged transaction impacts income. Any portion of a derivative’s change in fair value determined to be ineffective at offsetting the hedged risk will be immediately recognized in income.

Included in the reconciliation are adjustments to fair value of certain derivatives that are in effective hedges. The fair value adjustment of the hedged asset is included in the Bonds and Private Placements valuation adjustment line.

Deferred taxation

Under DAP deferred taxation is calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. The provision is equal to the discounted value of the future tax amounts. In the calculation discounted tax rates ranging from 0% to nominal rates are used, taking into account the estimated term to maturity of the related differences.

US GAAP requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred tax assets and liabilities are measured using those enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled and such tax rates are not discounted. Deferred tax assets are reduced, if necessary, by a valuation allowance to reflect the fact that (part of) the assets are not expected to be realized.

Balance of other items

Certain items are recorded differently or in different periods under the two methods of accounting.

NEW US GAAP PRESENTATION DIFFERENCES ADOPTED IN 2004:

Pursuant to FIN 46R, “Consolidation of Variable Interest Entities” (VIEs), certain investment structures, primarily limited partnerships, are now consolidated for US GAAP. Upon consolidating the VIEs at June 30, 2004, the investment in the VIEs of EUR 337 million was increased by EUR 302 million to establish the total VIE assets of EUR 639 million. The liabilities of the VIEs at June 30, 2004 were EUR 302 million, including EUR 113 million for non-controlling interests. There was no material effect to AEGON’s consolidated financial condition or results of operations from the consolidation of these entities.

FIN 46 also affected AEGON accounting for Trust Pass-through Securities (TRUPS) and debentures issued to affiliated trusts. Previously, AEGON consolidated the affiliated trusts. These trusts are VIEs as defined by FIN 46 and, as AEGON is not the primary beneficiary, needed to be deconsolidated.

Pursuant to SOP 03-1, unit-linked life insurance products offered in the UK and the Netherlands of EUR 30.9 billion were reclassified to general account assets and liabilities on January 1, 2004. Since the unit-linked products are not legally insulated from the general account liabilities of AEGON, they do not meet the conditions for separate account reporting under SOP 03-1.

RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME BASED ON

DUTCH ACCOUNTING PRINCIPLES TO US GAAP

	Shareholder’ equity		Net income
Amounts in million EUR	June 30, 2004	December 31, 2003[1]	June 30, 2004	June 30, 2003[1]
		Adjusted		Adjusted
Amounts determined in accordance with Dutch Accounting Principles	15,093	13,967	790	329
Adjustments for:
Real estate	(823)	(817)	(21)	(21)
Bonds and private placements
- valuation	2,009	3,824	21	0
- realized gains and (losses)	1,109	1,132	(8)	768
Deferred policy acquisition costs	(1,313)	(2,255)	(64)	(144)
Goodwill	3,121	2,959	0	0
Technical provisions	73	685	(12)	(1)
Realized gains and (losses) on real estate and shares	—	—	0	31
Derivatives	(34)	(239)	6	(50)
Deferred taxation	(688)	(670)	4	47
Deferred taxation on US GAAP adjustments	(222)	(759)	5	(255)
Balance of other items	(105)	9	(5)	115

Amounts determined in accordance with US GAAP	18,220	17,836
Income before cumulative effect of accounting changes			716	819
Cumulative effect of adopting SOP 03-1 (net of tax)			(178)	—
Cumulative impact of adopting DIG B-36 (net of tax)			(77)	—

Net income in accordance with US GAAP			461	819
US GAAP net income per share (in EUR):
Basic			0.28	0.52
Diluted			0.28	0.52
Effect on US GAAP net income (loss) per share of adopting new accounting standards (in EUR):
Basic			(0.17)	—
Diluted			(0.17)	—

[1]	The Shareholders’ equity and Net income determined in accordance with DAP have been adjusted to reflect changes in accounting principles implemented as of January 1, 2004. The changes in accounting principles had no effect on last years’ reported Shareholders’ Equity and Net Income in accordance with US GAAP. As a result, the DAP – US GAAP adjustments of the affected reconciling items have been adjusted to reflect the changes in accounting principles in DAP. See note 1 to the Condensed Consolidated Financial Statements for a reconciliation of last years’ reported DAP numbers to adjusted DAP numbers.

Comprehensive income in accordance with US GAAP

Amounts in million EUR	June 30, 2004	June 30, 2003
		Adjusted
Net income in accordance with US GAAP	461	819
Other comprehensive income / (loss)
Foreign currency translation adjustments (net of tax)	624	(1,363)
Unrealized gains and (losses) on available for sale securities (net of tax)	(302)	1,469
Reclassification adjustment for (gains) and losses included in net income (net of tax)	(133)	(37)
Net derivative gains / (losses) arising from cash flow hedging activities (net of tax)	(12)	(36)
Cumulative impact of adopting DIG B36 (net of tax)	(73)	—

Other comprehensive income / (loss)	104	33

Comprehensive income	565	852

(4) BUSINESS SEGMENT INFORMATION

AEGON has the following reportable geographic segments: Americas, The Netherlands, United Kingdom and Other countries, which include Hungary, Spain, Taiwan and other units. Crucial differences exist in local markets and for this reason AEGON emphasizes a decentralized organization structure. The operating companies, market their own, unique products using tailored distribution channels. AEGON’s core business is life insurance, pension and related savings and investment products. AEGON is also active in accident and health insurance, property and casualty insurance and limited banking activities.

AEGON evaluates performance and allocates resources based on income before interest charges and taxes, based on Dutch accounting principles. The accounting policies of the reportable segments are the same as those used for the consolidated financial statements. Intersegment revenue and expenditures for additions to long-lived assets are not significant.

Consolidated AEGON

	Six Months ended June 30,
Amounts in million EUR	2004	2003
		Adjusted
Income by product segment
Traditional life	359	376
Fixed annuities	159	98
GICs and funding agreements	96	74
Life for account policyholders	174	106
Variable annuities	69	6
Fee business	40	20

Life insurance	897	680
Accident and health insurance	154	105
General insurance	48	43

Insurance income	1,099	828
Banking activities	9	2
Interest charges and other	(219)	(218)

Income before realized gains and losses on shares and real estate	889	612
Realized gains and losses on shares and real estate	194	(283)

Income before tax	1,083	329
Corporation tax	(293)	(169)
Transamerica Finance Corporation	—	169

Net income	790	329

Income geographically
Americas	865	569
The Netherlands	280	(138)
United Kingdom	102	79
Other countries	55	37

Income before tax business units	1,302	547
Interest charges and other	(219)	(218)

Income before tax	1,083	329
Corporation tax	(293)	(169)
Transamerica Finance Corporation	—	169

Net income	790	329
Gross margin	3,770	3,197
Commission and expenses	2,881	2,585

Revenues
Life general account single premiums	937	982
Life general account recurring premiums	2,701	2,740
Life policyholders account single premiums	2,113	2,430
Life policyholders account recurring premiums	2,444	2,317

Total life insurance gross premiums	8,195	8,469
Accident and health insurance premiums	1,213	1,282
General insurance premiums	443	439

Total gross premiums	9,851	10,190
Investment income insurance activities	3,388	3,101
Fees and commissions	638	541
Income from banking activities	141	185

Total revenues business units	14,018	14,017
Income from other activities	197	3

Total revenues	14,215	14,020

Consolidated AEGON (continued)

	Six Months ended June 30,
Amounts in million EUR	2004	2003
		Adjusted
Revenues by product segment
Life insurance	11,793	12,133
Accident and health insurance	1,416	1,511
General insurance	474	471
Banking activities	141	185
Other activities	197	3
Realized gains and losses on shares and real estate	194	(283)

Total revenues	14,215	14,020

Investment income for the account of policyholders	2,103	5,486
Standardized new premium production life insurance
Single premiums	2,923	3,121
Recurring premiums annualized	863	963
Total recurring plus 1/10 single	1,155	1,275

Deposits
Fixed annuities	1,350	3,032
GICs and funding agreements	3,923	5,026
Variable annuities	2,364	3,611

Total	7,637	11,669
Savings deposits	1,628	1,523

Total production on balance sheet	9,265	13,192

Net deposits / (withdrawals)
Fixed annuities	(1,009)	1,114
GICs and funding agreements	967	1,336
Variable annuities	486	1,778

Total	444	4,228
Savings deposits	21	(449)

Total net deposits	465	3,779

Off balance sheet production
Synthetic GICs	2,593	6,390
Mutual funds/Collective Trusts and other managed assets	5,385	4,942

Total production off balance sheet	7,978	11,332

Americas

Amounts in million EUR	Six Months ended June 30,
	2004	2003
		Adjusted
Income by product segment
Traditional life	270	274
Fixed annuities	159	98
GICs and funding agreements	96	74
Life for account policyholders	39	40
Variable annuities	69	6
Fee business	11	9

Life insurance	644	501
Accident and health insurance	137	94

Insurance income	781	595
of which general account	662	540
of which policyholders account [1]	119	55

Income before realized gains and losses on shares and real estate	781	595
Realized gains and losses on shares and real estate	84	(26)

Income before tax	865	569
Corporation tax	(269)	(166)

Net income	596	403

Revenues
Life general account single premiums	503	389
Life general account recurring premiums	1,983	2,099
Life policyholders account single premiums [2]	55	240
Life policyholders account recurring premiums [2]	521	407

Total life insurance gross premiums	3,062	3,135
Accident and health insurance premiums	1,040	1,123

Total gross premiums	4,102	4,258
Investment income insurance activities	2,648	2,766
Fees and commissions	411	359

Total revenues	7,161	7,383

Investment income for the account of policyholders	969	2,897
Gross margin, commissions and expenses
Gross margin	2,484	2,245
Commissions and expenses	1,703	1,650

[1]	Includes also variable annuities and fee business.

[2]	Effective January 1, 2004, for reasons of consistency, USD 108 million additional variable universal life premiums, in the past recognized as single premiums, have been reclassified to renewal premiums.

Americas (continued)

Amounts in million EUR	Six Months ended June 30,
	2004	2003
		Adjusted
Standardized new premium production life insurance
Single premiums	408	566
Recurring premiums annualized	392	436
Total recurring plus 1/10 single	433	493

Deposits
Fixed annuities	1,350	3,032
GICs and funding agreements	3,923	5,026
Variable annuities	2,364	3,611

Total production on balance sheet	7,637	11,669

Off balance sheet production
Synthetic GICs	2,593	6,390
Mutual funds/Collective Trusts and other managed assets	4,800	3,495

Total production off balance sheet	7,393	9,885

The Netherlands

Amounts in million EUR	Six Months ended June 30,
	2004	2003
		Adjusted
Income / (loss) by product segment
Traditional life	84	90
Life for account policyholders	25	(16)
Fee business	22	10

Life insurance	131	84
Accident and health insurance	13	8
General insurance	22	17

Insurance income / (loss)	166	109
of which general account	119	115
of which policyholders account [1]	47	(6)

Insurance income	166	109
Banking activities [2]	9	2

Income before realized gains and losses on shares and real estate	175	111
Realized gains and losses on shares and real estate	105	(249)

Income before tax	280	(138)
Corporation tax	(45)	(27)

Net income	235	(165)

Revenues
Life general account single premiums	297	440
Life general account recurring premiums	360	356
Life policyholders account single premiums	215	253
Life policyholders account recurring premiums	970	954

Total life insurance gross premiums	1,842	2,003
Accident and health insurance premiums	124	114
General insurance premiums	261	269

Total gross premiums	2,227	2,386
Investment income insurance activities	599	210
Fees and commissions	165	134
Income from banking activities	141	185

Total revenues	3,132	2,915

Investment income for the account of policyholders	599	373
Gross margin, commissions and expenses
Gross margin	717	616
Commissions and expenses	542	505

The Netherlands (continued)

Amounts in million EUR	Six Months ended June 30,
	2004	2003
		Adjusted
Standardized new premium production life insurance
Single premiums	468	612
Recurring premiums annualized	71	87
Total recurring plus 1/10 single	118	148

Deposits
Savings deposits	1,628	1,523

Total production on balance sheet	1,628	1,523

Off balance sheet production
Mutual funds and other managed assets	411	1,109

Total production off balance sheet	411	1,109

[1]	Includes also fee business.

[2]	Includes income on off balance sheet type products.

UK

	Six Months ended June 30,
Amounts in million EUR	2004	2003
		Adjusted
Income / (loss) by product segment
Traditional life	(7)	(1)
Life for account policyholders	107	89
Fee business	2	(3)

Insurance income / (loss)	102	85
of which general account	(7)	(1)
of which policyholders account [1]	109	86

Income before realized gains and losses on shares and real estate	102	85
Realized gains and losses on shares and real estate	0	(6)

Income before tax	102	79
Corporation tax	(29)	(23)

Net income	73	56

Revenues
Life general account single premiums	126	145
Life general account recurring premiums	118	73
Life policyholders account single premiums	1,839	1,929
Life policyholders account recurring premiums	901	850

Total gross premiums	2,984	2,997
Investment income insurance activities	70	60
Fees and commissions	55	42

Total revenues	3,109	3,099

Investment income for the account of policyholders	521	2,201
Gross margin, commissions and expenses
Gross margin	409	359
Commissions and expenses	307	274

[1]	Includes also fee business.

UK (continued)

	Six Months ended June 30,
Amounts in million EUR	2004	2003
		Adjusted
Standardized new premium production life insurance
Single premiums	2,033	1,928
Recurring premiums annualized	291	278
Total recurring plus 1/10 single	494	471

Off balance sheet production
Mutual funds and other managed assets	87	247

Total production off balance sheet	87	247

Other Countries

	Six Months ended June 30,
Amounts in million EUR	2004	2003
		Adjusted
Income / (loss) by product segment
Traditional life	12	13
Life for account policyholders	3	(7)
Fee business	5	4

Life insurance	20	10
Accident and health insurance	4	3
General insurance	26	26

Insurance income / (loss)	50	39
of which general account	42	42
of which policyholders account [1]	8	(3)

Income before realized gains and losses on shares and real estate	50	39
Realized gains and losses on shares and real estate	5	(2)

Income before tax	55	37
Corporation tax	(14)	(10)

Net income	41	27

Revenues
Life general account single premiums	11	8
Life general account recurring premiums	240	212
Life policyholders account single premiums	4	8
Life policyholders account recurring premiums	52	106

Total life insurance gross premiums	307	334
Accident and health insurance premiums	49	45
General insurance premiums	182	170

Total gross premiums	538	549
Investment income insurance activities	71	65
Fees and commissions	7	6

Total revenues	616	620

Investment income for the account of policyholders	14	15
Gross margin, commissions and expenses
Gross margin	186	171
Commissions and expenses	136	132

[1]	Includes also fee business.

Other countries (continued)

	Six Months ended June 30,
Amounts in million EUR	2004	2003
		Adjusted
Standardized new premium production life insurance
Single premiums	14	15
Recurring premiums annualized	109	162
Total recurring plus 1/10 single	110	163

Off balance sheet production
Mutual funds other managed assets	87	91

Total production off balance sheet	87	91

Explanatory notes:

Traditional life includes income on traditional and fixed universal life products.

Life insurance with investments for account of policyholders includes income on variable universal life, unitized pensions (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Fee business includes income on off balance sheet type products.

Gross margin is calculated as the sum of income before realized gains and losses on shares and real estate and commissions and expenses.

Investments, assets and capital geographically

As of June 30, 2004	Americas	The Netherlands	UK	Other Countries	Total
Investments
Fixed income	95,672	13,242	2,057	2,221	113,192
Equities and real estate	3,586	5,693	105	113	9,497
Total general account	99,258	18,935	2,162	2,334	122,689

Fixed income	10,143	11,659	24,514	434	46,750
Equities and real estate	28,989	7,336	22,773	217	59,315
Total account policyholders	39,132	18,995	47,287	651	106,065

Total insurance activities	138,390	37,930	49,449	2,985	228,754
Banking activities	—	6,339	—	—	6,339
Off balance sheet assets	57,235	10,957	1,248	619	70,059

Total assets business units	195,625	55,226	50,697	3,604	305,152
Other investments					66

Total group					305,218

Assets business units	144,713	46,121	50,432	3,265	244,531
Other assets					454
Total assets on balance sheet					244,985

Capital in units	14,817	3,112	3,301	500	21,730
Total capital base					21,013
Other net liabilities					717
Total					21,730

As of December 31, 2003	Americas	The Netherlands	UK	Other Countries	Total
Investments
Fixed income	89,783	12,330	1,868	1,846	105,827
Equities and real estate	3,033	5,502	108	141	8,784
Total general account	92,816	17,832	1,976	1,987	114,611

Fixed income	9,880	11,096	23,542	427	44,945
Equities and real estate	26,502	7,032	21,403	207	55,144
Total account policyholders	36,382	18,128	44,945	634	100,089

Total insurance activities	129,198	35,960	46,921	2,621	214,700
Banking activities	—	6,360	—	—	6,360
Off balance sheet assets	50,475	10,514	1,354	509	62,852

Total assets business units	179,673	52,834	48,275	3,130	283,912
Other investments					223

Total group					284,135

Assets business units	133,803	45,855	47,788	3,059	230,505
Other assets					3,471
Total assets on balance sheet					233,976

Capital in units	13,869	2,865	3,083	481	20,298
Total capital base					19,632
Other net liabilities					666
Total					20,298

(5) RECENTLY ISSUED US GAAP ACCOUNTING STANDARDS

FIN 46

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” (“ARB 51”), for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (“variable interest entities”). If a VIE does not effectively disperse risks among the parties involved then the VIE is required to be consolidated by the primary beneficiary. In December 2003, the FASB issued a revised FIN 46 (“FIN 46R”), which clarified certain provisions in the original interpretation, including the impact of decision maker and guarantor fees in the calculation of expected residual returns and expected losses. All other entities that are not considered VIEs are evaluated for consolidation under existing accounting rules; Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and Statement of Financial Accounting Standard No. 94, “Consolidation of All Majority-Owned Subsidiaries”.

Additional liabilities recognized as a result of consolidating VIEs with which AEGON is determined to be the primary beneficiary do not represent additional claims on the general assets of AEGON, rather they represent claims against additional assets recognized as a result of consolidating the VIEs. Conversely, the additional assets that AEGON consolidates per FIN 46R are not available to settle AEGON’s general obligations. The additional assets consolidated will be used to settle the additional liabilities recognized as a result of consolidating these VIEs.

Based on a review conducted by AEGON, various VIEs, consisting primarily of limited partnership investments, were consolidated as of January 1, 2004. The number of VIEs reported in footnote 18.6.10 in the 2003 Form 20-F subject to consolidation has been reduced as of June 30, 2004 due to the disposition or reduction of AEGON’s variable interest in three limited partnerships.

Upon consolidating the VIEs at June 30, 2004, the investment in the VIEs of EUR 337 million were increased by EUR 302 million to establish the total VIE assets of EUR 639 million. The liabilities of the VIEs at June 30, 2004 were EUR 302 million, including EUR 113 million for non-controlling interests. There was no material effect to AEGON’s consolidated financial condition or results of operations from consolidation of these entities.

FIN 46 also affected AEGON’s accounting for TRUPS and debentures issued to affiliated trusts. Previously, AEGON consolidated the affiliated trusts. These trusts are VIEs as defined by FIN 46 and, as AEGON is not the primary beneficiary, need to be deconsolidated. At June 30, 2004 the impact of deconsolidation was to decrease the TRUPS by EUR 424 million, decrease long-term liabilities payable for debentures by EUR 2,302 million and establish an offsetting amount for long-term liabilities payable to the trusts.

AEGON has also identified VIE structures in which AEGON has a significant variable interest, but does not need to consolidate. See footnote 18.6.10 to the 2003 Form 20-F for additional discussion of these VIE structures.

FAS Staff Position FAS 106-2

In May 2004, FASB issued FASB Staff Position FAS 106-2 (FSP 106-2), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“the Medicare Act”). FSP 106-2 supersedes FASB Staff Position FAS 106-1 (FSP 106-1), “Accounting and Disclosure Requirements Related to the Medicare Act, that was followed at year-end 2003. FSP 106-1 allowed a one-time election to defer reporting the effects of the Act until authoritative guidance on the accounting for the federal subsidy was issued. AEGON elected to take this one-time election for deferral of the effective date. FSP 106-2 addresses the accounting and disclosure implications as a result of the Medicare Act. The Act provides a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit at least actuarially equivalent to Medicare Part D. FSP 106-2 requires sponsors of a post-retirement health care plan that provides prescription drug benefits to reflect the provisions of the Medicare Act in determining post-retirement benefit cost for the first interim or annual period beginning after June 15, 2004.

To apply FSP 106-2 to the AEGON USA plans, AEGON must first conclude whether the prescription drug benefit available under certain post-retirement plans is actuarially equivalent to the Medicare Part D benefit. If AEGON concludes that the plans are actuarially equivalent, the reported amounts for the accumulated post-retirement benefit obligation (“APBO”) and the net periodic post-retirement benefit cost on or after the date of enactment should reflect the effects of the Act. The effect on the APBO should be accounted for as an actuarial gain and the subsidy should be included in measuring the costs of benefits attributable to current service.

AEGON is in the process of reviewing the provisions of the Act in conjunction with the AEGON USA’s post-retirement benefit plan, however, it is not expected to have a material impact on AEGON’s consolidated financial condition, results of operations, or cash flow. The measures of APBO and periodic post-retirement benefit cost in AEGON’s financial statements for the periods ended June 30, 2004 do not include the effects of the Medicare Act.

EITF 03-1

In March 2004, the Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 adopts a three-step impairment model for securities within its scope. The three-step model must be applied on a security-by-security basis as follows:

Step 1: Determine whether an investment is impaired. An investment is impaired if the fair value of the investment is less than its cost basis.

Step 2: Evaluate whether an impairment is other-than-temporary. For debt securities that cannot be contractually prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost, an impairment is deemed other-than-temporary if the investor does not have the ability and intent to hold the investment until a forecasted market price recovery or it is probable that the investor will be unable to collect all amounts due according to the contractual terms of the debt security.

Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment’s cost basis and its fair value.

Subsequent to an other-than-temporary impairment loss, a debt security should be accounted for in accordance with Statement of Position 03-03 (“SOP 03-03”), “Accounting for Loans and Certain Debt Securities Acquired in a Transfer”. EITF 03-1 does not replace the impairment guidance for investments accounted for under EITF Issue 99-20, “Recognition of Interest Income and Impairments on Purchased and Retained Beneficial Interests in Securitized Financial Assets” (“EITF 99-20”). Securities that follow EITF 99-20 will first apply the impairment model in EITF 99-20 and if it’s determined the security is not other than temporarily impaired, then it should be evaluated for impairment per EITF 03-1. The disclosure provisions of EITF 03-1 regarding unrealized loss positions were adopted by AEGON effective December 31, 2003 and included in footnote 18.6.5 in the 2003 Form 20-F. The final consensus on EITF 03-1 included certain additional disclosures, which will be included in the 2004 Form 20-F filing.

The impairment evaluation and recognition guidance in EITF 03-1 was to be applied prospectively for all relevant current and future investments, effective in reporting periods beginning after June 15, 2004. However, based upon concerns raised by industry groups and preparers, the FASB issued for comments FSP 03-1-a on September 16, 2004 (with a October 29, 2004 comment deadline), that provides additional implementation guidance for the application of paragraph 16 of EITF Issue 03-1 to debt securities that are impaired because of interest rate and/or sector spread increases. Furthermore the FASB issued for comments FSP 03-1-b, which will delay the effective date of the guidance in paragraph 16, relating to debt securities that cannot be contractually prepaid or otherwise settled for an amount less than the investor’s cost. AEGON has not applied the new impairment evaluation and recognition guidance of EITF 03-1 in the determination of its US GAAP basis consolidated Net income and Shareholders’ equity as at June 30, 2004. We are still studying the potential impact of the proposed guidance in FSP 03-1-a related to paragraph 16. With the exception of the provisions of paragraph 16 as discussed above, the adoption of the EITF 03-1 guidance is not expected to have a material impact on AEGONs financial condition or results of operation.

DIG B36

In April 2003, the FASB cleared DIG issue No. B36 “Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments” (“DIG B36”). The effective date of the implementation guidance was January 1, 2004. DIG B36 concluded that modified coinsurance (“Modco”) arrangements, in which funds are withheld by the ceding company and a return on those withheld funds is paid based on the ceding company’s return on certain of its investments, contain an embedded derivative feature that is not clearly and closely related to the host contract. Therefore, the embedded derivative feature must be measured at fair value on the balance sheet with changes in fair value reported in income.

AEGON reviewed all reinsurance arrangements that it is party to and identified several Modco, coinsurance with funds withheld and other similar arrangements which contain embedded derivatives that require separate accounting treatment based on the provisions of DIG B36. AEGON believes that the embedded derivative in each of these cases is a total return swap. As of December 31, 2003, the funds withheld and the amount of Modco on these arrangements was approximately EUR 3.3 billion.

DIG B36 allows companies that have ceded insurance under existing Modco and funds withheld arrangements to reclassify securities related to the embedded derivative from the held to maturity or available-for-sale categories to the trading category without calling into question the intent to hold other debt securities to maturity.

Upon the adoption of DIG B36 on January 1, 2004, AEGON recorded a cumulative effect of an accounting change adjustment loss of approximately EUR 77 million (net of tax of EUR 40 million), which represents the initial impact of recording the embedded derivative. AEGON also reclassified certain securities from available-for-sale to trading on January 1, 2004. The fair value of these securities was EUR 2.9 billion at that date. The reclassification of securities related to the embedded derivative from available for sale to trading resulted in the recognition of EUR 73 million of net realized gains (net of tax of EUR 38 million) in net income that were previously recorded as a component of cumulative other comprehensive income as net unrealized gains. On an ongoing basis, the changes in the fair value of the embedded derivative and the assets designated as a trading portfolio will be reported in net income.

SOP 03-01

In July 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-01”). AcSEC developed SOP 03-1 to address the evolution of product designs since the issuance of SFAS 60, “Accounting and Reporting by Insurance Enterprises,” and SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” and the need for interpretive guidance to be developed in three areas: separate account presentation and valuation; the accounting recognition given sales inducements (bonus interest, bonus credits, persistency bonuses); and the classification and valuation of certain long-duration contract liabilities.

AEGON adopted the provisions of SOP 03-01 as of January 1, 2004 and recorded a charge to US GAAP net income for the cumulative effect of a change in accounting of EUR (178) million. This amount is net of corresponding changes in deferred policy acquisition costs, including value of business acquired, and income taxes.

The most significant accounting implications of SOP 03-01 were as follows: (1) reporting and measuring assets and liabilities of separate account products as general account assets and liabilities when specified criteria are not met;

(2) reporting and measuring seed money in separate accounts as general account assets based on the insurer’s proportionate beneficial interest in the separate account’s underlying assets; (3) capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs, but immediately expensing those sales inducements accrued or credited if such criteria are not met; (4) recognizing contract-holder liabilities for: (a) modified guaranteed (market value adjusted) annuities at accreted balances that do not include the then current market value surrender adjustment, (b) two-tier annuities at the lower (non-annuitization) tier account value, (c) persistency bonuses at amounts that are not reduced for expected forfeitures and (d) group pension participating and similar general account “pass through” contracts that are not accounted for under SFAS 133 at amounts based on the fair value of the assets or index that determines the investment return pass through; (5) establishing an additional GMDB features and for contracts containing a GMIB feature (6) establishing an additional liability for contracts determined to have an insurance benefit feature that is assessed in such a manner that it is expected to result in profits in earlier years and losses in subsequent years.

AEGON has reported its unit-linked life insurance products offered in the UK and the Netherlands in for account of policyholders assets and liabilities through December 31, 2003. The assets for unit-linked products in the UK and the Netherlands and for “Gegarandeerde Beleggingsdepots” in the Netherlands totaled EUR 31 billion as of December 31, 2003. Since these products are not legally insulated from the general account liabilities of AEGON, they do not meet the conditions for separate account reporting under SOP 03-01. On January 1, 2004 these separate account assets were reclassified to general account assets. Certain real estate assets carried at fair value in the For account of policyholders assets, are now recorded at depreciated cost in the general account. This did not have a material impact on net income or other comprehensive income at adoption.

AEGON offers enhanced or bonus crediting rates to contract-holders on certain annuity products. Through December 31, 2003, the expense associated with offering these bonuses was already being deferred and amortized in a manner similar to SOP 03-01 and therefore this had no material impact to net income or other comprehensive income at adoption.

AEGON had an established practice of reserving for GMDB and GMIB in variable annuity products prior to the issuance of SOP 03-1. The change to the SOP 03-1 methodology resulted in a positive cumulative effect of a change in accounting of EUR 9 million.

Many universal life-type contracts include certain secondary guarantees, such as a guarantee that the policy will not lapse, even if the account value is reduced to zero, as long as the policyholder makes scheduled premium payments. AEGON already provided a reserve for these products using assumptions consistent with those used in determining estimated gross profits for purposes of amortizing deferred policy acquisition costs.

Universal life-type contracts that assess charges for a mortality benefit feature in a manner that is expected to result in profits in earlier years and losses in subsequent years are now required to establish a reserve in addition to the account balance to recognize the portion of such assessments that compensates the insurance enterprise for benefits to be provided in future periods. The consequence of SOP 03-01 is that a product that fails this test for any future year is required to establish a reserve that would cause mortality margins to be more level over the policy life. The reserve is not limited to the amount of the losses for those years with a mortality loss.

AEGON increased its reserves related to universal life products at adoption of SOP 03-01 on January 1, 2004 and recorded a negative cumulative effect of a change in accounting of EUR 187 million. No impact on cash flows is expected. It is important to understand that this reserve does not reflect a change in the total earnings expected from the products but rather only changes the pattern of earnings emergence by reversing previously reported earnings and increasing earnings in future periods. AcSEC recently issued a Technical Practice Aide (TPA) providing further guidance entitled, “Definition of an Insurance Benefit Feature”. AEGON is currently evaluating the TPA and FSP 97-1, discussed following this section, to determine if any change is appropriate to the initial liability established under SOP 03-01.

FASB Staff Position FAS 97-1

In June 2004, the FASB issued FASB Staff Position FAS 97-1 (“FSP 97-1”), “Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (“SFAS No. 97”), Permit or Require Accrual of an Unearned Revenue Liability.” The implementation of SOP 03-1 raised questions regarding the interpretation of the requirements of SFAS No. 97 concerning when it is appropriate to record an unearned revenue liability. FSP 97-01 clarifies that SFAS No. 97 is clear in its intent and language; it is appropriate to recognize an unearned revenue liability for amounts that have been assessed to compensate the insurer for services to be performed over future periods. SOP 03-01 describes one situation, when assessments result in profits followed by losses, where an unearned revenue liability is required. SOP 03-01 does not amend SFAS No. 97 or limit the recognition of an unearned revenue liability to the situation described in SOP 03-01. The guidance in FSP 97-1 is effective for financial statements for fiscal periods beginning after June 18, 2004. AEGON is currently evaluating the impact of the adoption of FSP 97-01 on AEGON’s consolidated financial position and results of operations.

(6) VARIABLE LIFE AND ANNUITY CONTRACTS

AEGON issues variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities). AEGON also issues variable life insurance and variable annuity contracts that contain certain guarantees (variable contracts with guarantees) which are discussed more fully in the following sections.

During 2004 and 2003 there were no gains or losses on transfers of assets from the general account to the separate account. The assets supporting the variable portion of both traditional variable annuities and variable contracts with guarantees are carried at fair value and reported as Investments for account of policyholders with an equivalent summary total reported for Technical provisions with investments for the account of policyholders. Amounts assessed against the variable annuity contract holders for mortality, administrative, and other services are included in revenue and changes in liabilities for minimum guarantees are included in changes in technical provisions in the income statement. Premiums collected on variable life insurance are reported as revenues and changes in liabilities for minimum guarantees and amounts assessed against policyholders are included in changes in technical provisions in the income statement. For account of policyholders’ net investment income and net investment gains and losses are reported in investment income, while the related liability changes are reported as investment income for account of policyholders in the income statement.

The deposits related to variable life insurance contracts are invested in separate accounts and AEGON guarantees a specified death benefit if certain specified premiums are paid by the policyholder, regardless of separate account performance.

At June 30, 2004, AEGON had the following variable life contracts with guarantees. For guarantees of amounts in the event of death, the net amount at risk is equal to the sum insured for policies where the current surrender value is zero and the policy is still in force.

(Amounts in EUR millions except for age)	June 30, 2004
Life contracts with guaranteed benefits in the event of death:
Account values	2,232
Net amount at risk related to premiums	12,093
Average attained age of contractholders	41

AEGON issues variable annuity contracts through separate accounts where the company contractually guarantees to the contract holder (variable annuity contracts with guarantees) either (a) a return of no less than a specified percentage of total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less a proportional deduction for partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date less a proportionate deduction for partial withdrawals following the contract anniversary. In addition, some plans provide the option for the contract holder to reset the guarantee values, subject to certain conditions. These guarantees include benefits that are payable in the event of death (GMDB), annuitization (GMIB), or at specified dates during the accumulation period (guaranteed minimum accumulation benefit or GMAB), or at withdrawal (GMWB).

At June 30, 2004, AEGON had the following variable annuity contracts with guarantees. (Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) For guarantees of amounts in the event of death, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. For guarantees of amounts at annuitization, the net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance. For guarantees of accumulation balances, the net amount at risk is defined as the guaranteed minimum accumulation balance minus the current account balance.

(Amounts in EUR millions except for age)	June 30, 2004
In the event of death (GMDB):
Account value	27,839
Net amount at risk	4,272
Average attained age of contractholders	59

At annuitization (GMIB):
Account value	8,793
Net amount at risk	401
Average attained age	60

Accumulation at specified date (GMAB):
Account value	12,302
Net amount at risk	1,421

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

Asset Type	June 30, 2004
Equity fund	22,968
Bond funds	11,565
Fixed funds and money markets	2,707

Total variable contracts’ separate accounts with guarantees	37,240

AEGON has also assumed risks for guaranteed minimum withdrawal benefits under certain variable annuity contracts. The underlying account balance is EUR 9.8 billion at June 30, 2004; consisting of EUR 5.8 billion in equity funds, EUR 2.1 billion in balanced funds, EUR 0.8 billion in bond funds and the remainder in other fixed and money market accounts. Certain derivative contracts have been entered into to reduce the exposure to risk. There is no net amount at risk at June 30, 2004 related to these contracts.

The following summarizes the liabilities for guarantees on variable contracts reflected in the general account:

Amounts in EUR million	GMDB	GMIB	GMAB & GMWB	Total
Balance at December 31, 2003 as reported	157	69	357	583
Change in accounting to adopt SOP 03-01 for AEGON USA	(55)			(55)

Balance at December 31, 2003 adjusted	102	69	357	528
Incurred guarantee benefits	29	11	(6)	34
Paid guarantee benefits	(14)			(14)
Currency exchange adjustment	4	2	5	11

Balance at June 30, 2004	121	82	356	559

SOP 03-01, issued by AcSEC, changed the provisioning for mortality on universal life contracts and for guaranteed living and death benefits on variable annuity and variable life contracts in the United States. AEGON USA has adopted this standard for DAP as of January 1, 2004. The implementation mainly changed the timing of the recognition of mortality profits in earnings. For the purposes of comparison and as required under Dutch Law, the reported December 31, 2003 reserve balance has been adjusted to reflect the accounting adjustments to the 2003 reported results.

For AEGON USA, the GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the liability at June 30, 2004 are consistent with those used for amortizing DPAC, including the mean reversion assumption. The assumptions of investment performance and volatility are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

GMWBs are considered to be derivatives and have been accounted for following Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, and are recognized at fair value through earnings and can be either positive or negative. The GMWBs are related to assumed reinsurance contracts and are presented net of reinsurance ceded.

For AEGON USA, the GMIB liability is determined each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for calculating the GMIB liability at June 30, 2004, are consistent with those used for calculating the GMDB liability. In addition, the calculation of the GMIB liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

For The Netherlands and other countries, a provision is established based on stochastic prospective modeling (probability weighted calculation using multiple future scenarios) and current assumptions. The provision is developed applying the accrual method based on pricing assumptions less actual claims incurred. Within the cap and floor corridor, the accrual method based on pricing assumptions with valuation interest less actual claims incurred is followed. Outside the cap and floor corridor, a surplus or shortfall of the provision will cause an extra charge or credit to the income statement.

A corridor for the provision is determined regularly based on stochastic modeling methods. If the provisions develop outside the corridor, a charge or credit to the income statement is recorded.

Sales inducements

AEGON defers costs related to sales inducements offered on sales to new customers, principally on investment contracts and primarily in the form of additional credits to the customer’s account value or enhancements to interest credited for a specified period, which are beyond amounts currently being credited to existing contracts. All other sales inducements are expensed as incurred. Deferred sales inducements are amortized to income using the same methodology and assumptions as DPAC and are reviewed for recoverability and written down when necessary.

(In Million EUR)
Balance at January 1, 2004	177
Capitalization	15
Amortization	(30)
Currency exchange	6

Balance at June 30, 2004	168

(7) EMPLOYEE BENEFITS

The following table presents the components of net periodic benefit costs with respect to pensions and other benefits for the six months ended June 30, 2004 and 2003:

Amounts in million EUR	Pensions		Postretirement
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Service costs for benefits earned during the year	59	49	3	2
Interest costs on projected benefit obligation	97	96	7	8
Expected return on plan assets	(133)	(151)	(1)	(2)
Amortization of transition assets	1	(1)	0	0
Amortization of unrecognized prior service costs	6	7	0	0
Amortization of unrecognized net (gain) / loss	48	30	23	0

Net pension expense based on US GAAP	78	30	32	8

In the first 6 months of 2004 AEGON contributed EUR 64 million to the pension plans and EUR 35 million to the postretirement plans. For the full year 2004 AEGON expects to contribute EUR 102 million to the pension plans and EUR 44 million to the postretirement plans.

(8) INFORMATION RELATED TO TRANSAMERICA FINANCE CORPORATION

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of Transamerica Finance Corporation (TFC), a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of June 30, 2004 and December 31, 2003 and the condensed consolidating income statements and cashflow statements are shown for the six months ended June 30, 2004 and 2003. The information is prepared in accordance with Dutch accounting principles and accompanied by a reconciliation to US GAAP. The AEGON NV parent company only column in this condensed consolidating financial information presents investments in subsidiaries under the equity method of accounting. The TFC column in this condensed consolidating financial information presents the individual line items for TFC. Until December 31, 2003, TFC was included in the consolidated AEGON financial statements following the equity method of accounting. As of January 1, 2004, TFC is consolidated in the financial statements of AEGON. In the AEGON financial statements, TFC is reported as a component of Transamerica non-insurance, which includes additional parent company interest charges.

A further description of the adjustments in the reconciliation from DAP to US GAAP can be found in Note (3) Explanation of differences between Dutch Accounting Principles and US GAAP.

The condensed consolidating balance sheets as of June 30, 2004 and December 31, 2003 are shown below:

As of June 30, 2004

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments	1		130,288	(1,195)	129,094
Group companies and participations	16,279		232	(16,270)	241
Investments for the account of policyholders			106,065		106,065
Other assets	2,906	1,821	10,311	(5,453)	9,585

Total assets	19,186	1,821	246,896	(22,918)	244,985

Shareholders’ equity	15,093	159	13,209	(13,368)	15,093
Capital securities	1,517		424	(1)	1,940
Subordinated (convertible) loans	461				461

	17,071	159	13,633	(13,369)	17,494
Technical provisions			99,735		99,735
Technical provisions with investments for the account of policyholders			106,065		106,065
Other liabilities	2,115	1,662	27,463	(9,549)	21,691

Total shareholders’ equity and liabilities	19,186	1,821	246,896	(22,918)	244,985

Reconciliation to US GAAP

Shareholders’ equity in accordance with DAP	15,093	159	13,209	(13,368)	15,093

Adjustments for:
Real estate			(823)		(823)
Debt securities - valuation			2,009		2,009
Debt securities - realized gains and (losses)			1,109		1,109
Deferred policy acquisition costs			(1,313)		(1,313)
Goodwill			3,121		3,121
Technical provisions			73		73
Realized gains and (losses) on real estate and shares
Derivatives	41	6	(81)		(34)
Deferred taxation			(688)		(688)
Deferred taxation on US GAAP adjustments	(14)		(208)		(222)
Balance of other items	6	(17)	(94)		(105)
TFC and Other Subsidiaries	3,094			(3,094)

Shareholders’ equity in accordance with US GAAP	18,220	148	16,314	(16,462)	18,220

As of December 31, 2003 (Adjusted)

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments	201		122,344	(1,351)	121,194
Group companies and participations	16,819		2,200	(16,135)	2,884
Investments for the account of policyholders			100,089		100,089
Other assets	3,203	6,658	13,945	(13,997)	9,809

Total assets	20,223	6,658	238,578	(31,483)	233,976

Shareholders’ equity	13,967	690	13,283	(13,973)	13,967
Capital securities	1,517		408		1,925
Subordinated (convertible) loans	452				452

	15,936	690	13,691	(13,973)	16,344
Technical provisions			94,124		94,124
Technical provisions with investments for the account of policyholders			100,089		100,089
Other liabilities	4,287	5,968	30,674	(17,510)	23,419

Total shareholders’ equity and liabilities	20,223	6,658	238,578	(31,483)	233,976

Reconciliation to US GAAP

Shareholders’ equity in accordance with DAP	13,967	690	13,283	(13,973)	13,967

Adjustments for:
Real estate			(817)		(817)
Debt securities - valuation			3,824		3,824
Debt securities - realized gains and (losses)			1,132		1,132
Derivatives	70	4	(315)	2	(239)
Goodwill		173	2,786		2,959
Technical provisions, including DPAC			(1,570)		(1,570)
Deferred taxation, including taxation on US GAAP adjustments	(25)		(1,404)		(1,429)
Balance of other items	6	(20)	23		9
TFC and Other Subsidiaries	3,818			(3,818)	0

Shareholders’ equity in accordance with US GAAP	17,836	847	16,942	(17,789)	17,836

The condensed consolidating income statements for the six months ended June 30, 2004 and 2003 are presented below:

Six months ended June 30, 2004

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Revenues
Gross premiums			9,851		9,851
Investment income	762	188	3,393	(758)	3,585
Fees and Commissions			638		638
Income from banking activities			141		141

Total revenues	762	188	14,023	(758)	14,215

Benefits and expenses
Premiums to reinsurers			1,201		1,201
Benefits paid and provided			8,523		8,523
Profit sharing and rebates			80		80
Commissions and expenses for own account	23	193	2,665		2,881
Interest	(23)		347		324
Miscellaneous income and expenditure	(4)		127		123

Total benefits and expenses	(4)	193	12,943		13,132
Income before tax	766	(5)	1,080	(758)	1,083
Corporation tax	24	3	(320)		(293)

Net income	790	(2)	760	(758)	790

Reconciliation to US GAAP

Net income determined in accordance with DAP	790	(2)	760	(758)	790

Adjustments for:
Real estate			(21)		(21)
Debt securities - valuation			21		21
Debt securities - realized gains and (losses)			(8)		(8)
Deferred policy acquisition costs			(64)		(64)
Derivatives	(63)	(1)	70		6
Goodwill			0		0
Technical provisions, including DPAC			(12)		(12)
Realized gains and (losses) on real estate and shares
Deferred taxation			4		4
Deferred taxation on US GAAP adjustments	10		(5)		5
Balance of other items	7	18	(30)		(5)
TFC and Other Subsidiaries	(28)			28

Income before cumulative effect of accounting changes	716	15	715	(730)	716
Cumulative effect of adopting SOP 03-1 (net of tax)			(178)		(178)
Cumulative impact of adopting DIG B-36 (net of tax)			(77)	—	(77)
TFC and Other Subsidiaries	(255)			255

Net income in accordance with US GAAP	461	15	460	(475)	461

Six months ended June 30, 2003 (Adjusted)

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Revenues
Gross premiums			10,190		10,190
Investment income	332		3,105	(333)	3,104
Fees and Commissions			541		541
Income from banking activities			185		185
TFC revenues		705		(705)	0

Total revenues	332	705	14,021	(1,038)	14,020

Benefits and expenses
Premiums to reinsurers			1,008		1,008
Benefits paid and provided			9,382		9,382
Profit sharing and rebates			92		92
Commissions and expenses for own account	18		2,567		2,585
Interest	(11)		360	(27)	322
Miscellaneous income and expenditure	(8)		310		302
TFC expenses		441		(441)	0

Total benefits and expenses	(1)	441	13,719	(468)	13,691
Income before tax	333	264	302	(570)	329
Corporation tax	(4)	(68)	(165)	68	(169)
Transamerica non-insurance				169	169

Net income	329	196	137	(333)	329

Reconciliation to US GAAP

Net income determined in accordance with DAP	329	196	137	(333)	329

Adjustments for:
Real estate			(21)		(21)
Debt securities - valuation
Debt securities - realized gains and (losses)			768		768
Derivatives	(10)	(2)	(38)		(50)
Goodwill
Technical provisions, including DPAC			(145)		(145)
Realized gains and (losses) on real estate and shares, including reversal of indirect income			31		31
Deferred taxation, including taxation on US GAAP adjustments	(19)		(189)		(208)
Balance of other items	(2)	(10)	127		115
TFC and Other Subsidiaries	521			(521)	0

Net income in accordance with US GAAP	819	184	670	(854)	819

The condensed consolidating cash flow statements for the six months ended June 30, 2004 and 2003 are presented below:

Six months ended June 30, 2004

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Net income	790	(2)	760	(758)	790
Equity in earnings of group companies	(758)			758
Increase in technical provisions after reinsurance			4,804		4,804
Annuity deposits			7,637		7,637
Annuity repayments			(7,193)		(7,193)
Other	(1,904)	(128)	(2,879)		(4,911)

	(1,872)	(130)	3,129	(0)	1,127
Cash flow (used) in investing activities
Invested and acquired	(12)		(39,478)		(39,490)
Disposed and redeemed	2,312	4,704	36,101	(1,682)	41,435
Change in investments for account of policyholders			(2,286)		(2,286)
Other		(85)	959		874

	2,300	4,619	(4,704)	(1,682)	533
Cash flow from financing activities
Repurchased and sold own shares	57				57
Repayment of capital		(740)	740
Dividend paid	(233)				(233)
Other	(274)	(3,720)		1,682	(2,312)

	(450)	(4,460)	740	1,682	(2,488)
Change in liquid assets	(22)	29	(835)	0	(828)

Six months ended June 30, 2003 (Adjusted)

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Net income	329	196	137	(333)	329
Equity in earnings of group companies	(301)			301	0
Increase in technical provisions after reinsurance			3,865		3,865
Annuity deposits			11,669		11,669
Annuity repayments			(7,441)		(7,441)
Other	(2,156)	358	1,829	(358)	(327)

	(2,128)	554	10,059	(390)	8,095
Cash flow (used) in investing activities
Finance receivables originated and purchased		(11,087)		11,087	0
Finance receivables collected and sold		11,210		(11,210)	0
Invested and acquired			(62,548)	1,017	(61,531)
Disposed and redeemed	1,049		55,051	(1,017)	55,083
Change in investments for account of policyholders			(2,763)		(2,763)
Other		7	(1,067)	(7)	(1,067)

	1,049	130	(11,327)	(130)	(10,278)
Cash flow from financing activities
Repurchased and sold own shares	19				19
Dividend paid	(31)	(222)		222	(31)
Other	1,090	(486)	(49)	486	1,041

	1,078	(708)	(49)	708	1,029
Change in liquid assets	(1)	(24)	(1,317)	188	(1,154)

(9) SUBSEQUENT EVENTS

On June 23, 2004, a consolidated series of similar class action complaints against AEGON and certain current and former members of the Executive Board alleging various violations of US securities laws was dismissed in US federal court. The period for appeal of this dismissal lapsed on July 30, 2004 without an appeal having been filed.

On July 15, 2004 AEGON NV issued EUR 500 million and USD 250 million in Perpetual Capital Securities. On September 14, 2004 AEGON NV announced its intention to re-open the EUR- and USD- denominated Perpetual Capital Securities it issued on July 15, 2004. The proceeds from the issue will be used to refinance senior debt.

ITEM 2.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1	Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Our disclosure practices have been developed over many years with due consideration of the needs and requirements of our stakeholders, including regulators, investors and research analysts. We have substantive supplemental information in our annual and quarterly accounts to provide transparency of our financial results. We have provided insight into our critical accounting policies and the methodologies we apply to manage our risks. For a discussion of our critical accounting policies see “-Application of Critical Accounting Policies – Dutch Accounting Policies” and “-Application of Critical Accounting Policies – US GAAP”. Also see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the 2003 Form 20-F for a discussion of our risk management methodologies and “Item 5. Operating and Financial Review and Prospects” in the 2003 Form 20-F.

2.2	Application of Critical Accounting Policies – Dutch Accounting Principles

The Operating and Financial Review and Prospects are based upon AEGON’s condensed consolidated balance sheets and income statements for the six months ended June 30, 2004 and for the six months ended June 30, 2003, which have been prepared in accordance with Dutch accounting principles. The application of Dutch accounting principles requires our management to use judgments involving assumptions and estimates concerning future results or other developments including the likelihood, timing or amount of one or more future transactions or events. There can be no assurance that actual results will not differ from those estimates. Senior management reviews these judgments frequently and an understanding of these judgments may enhance the reader’s understanding of AEGON’s results.

We have summarized below the Dutch accounting policies that we feel are most critical to the financial statement presentation and that require significant judgment or involve complex estimates.

i.	Technical Provisions – Life Insurance

General

Actuarial assumptions and their sensitivities underlie the calculation of technical provisions, which are based on generally accepted reserve valuation standards. In the ordinary course of business, our management makes assumptions for and estimates of future premiums, mortality, morbidity, investment returns, lapses, surrenders and expenses. These assumptions are initially based on best estimates of future experience at the policy inception date, in some instances taking into account a margin for the risk of adverse deviation from these assumptions. The assumptions used are regularly reviewed, compared to actual experience and, if necessary, depending on the type of products, updated.

Assumptions are made regarding future investment yields for both the pricing and the assessment of profitability of many general account products and products for the account of policyholders. Assumed yields are based on management’s best estimates. Periodically, AEGON assesses the impact of fluctuations of future investment yields on pricing and profitability. For products where AEGON offers explicit benefit guarantees to its clients, product pricing reflects these guarantees.

Reserve for Guaranteed Minimum Benefits

Guaranteed minimum benefits (GMBs) are contained in certain products offered in the United States, Canada and the Netherlands. An additional technical provision is recognized in the income statement to the extent that products contain a guaranteed minimum benefit. For these products the regular technical provision is recognized under technical provisions with investments for the accounts of policyholders. The life insurance technical provision includes provisions for GMBs related to contracts where the policyholders otherwise bear the investment risk. The main products are summarized below:

•	guaranteed minimum benefits on variable products, primarily variable annuities, in the United States;

•	guaranteed minimum accumulation benefits on segregated funds in Canada; and

•	guaranteed return on certain unit-linked products in The Netherlands.

In the United States a common feature of variable annuities is a guaranteed minimum death benefit, under which the beneficiaries receive the greater of the account balance or the guaranteed amount when the insured dies. Many variable annuity products also contain a guaranteed minimum income benefit feature that provides for minimum payments if the contract holder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value, respectively. Our technical provision for life insurance includes a provision in connection with the guarantees issued.

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the liability at June 30, 2004 are consistent with those used for amortizing DPAC, including the mean reversion assumption. The assumptions of investment performance and volatility are consistent with historical experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

The GMIB liability is determined each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for calculating the GMIB liability at June 30, 2004, are consistent with those used for calculating the GMDB liability. In addition, the calculation of the GMIB liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

In Canada, variable products sold are known as “segregated funds”. Segregated funds are similar to mutual funds except they include a “capital protection guarantee” for mortality and maturity. The initial guarantee period is 10 years. The 10-year period may be reset at the contract holder’s option to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio (MER) charged to the funds is not guaranteed and can be increased at management’s discretion. Our technical provision for life insurance includes a provision in connection with the guarantees issued. A cap and a floor for this provision is calculated using stochastic prospective methods (probability weighted calculation using multiple future scenarios) and current assumptions. See the following section on the accounting policy for deferred policy acquisition costs for a discussion of the various assumptions involved in the calculation. Within the cap and floor corridor, we use the accrual method based on pricing assumptions with valuation interest less actual claims incurred. Outside the cap and floor corridor, a surplus or shortfall of the provision will cause an extra charge or credit to the income statement.

In the Netherlands, Fundplan policies have a guaranteed return of 3% or 4% at maturity or upon the death of the insured if the premium is paid for a consecutive period of 10 years and is invested in the Mixed Fund and/or Fixed Income Fund. For this guaranteed return, we establish a provision based on stochastic modeling methods. The provision is developed applying the accrual method based on pricing assumptions less actual deductions. If the provision develops outside the corridor, a charge or credit to the income statement is recorded. Minimum interest guarantees on group pension contracts in The Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest, after retirement of the employees. Due to the nature of the products, these guarantees have a long-term horizon of approximately 30 to 60 years.

The United States variable annuity account balance at June 30, 2004 was EUR 31.2 billion (USD 38.0 billion) compared to EUR 29.2 billion (USD 36.8 billion) at December 31, 2003. The GMB reserve balance totaled EUR 203 million at June 30, 2004 compared to EUR 225 million at December 31, 2003, representing a decline of EUR 22 million during 2004. These balances exclude an assumed GMWB contract that is carried at fair value pursuant to a SFAS 133 methodology. The GMB reserve includes EUR 121 million of GMDB reserve and EUR 82 million of GMIB reserve, respectively, at June 30, 2004.

For the Canadian Segregated funds the account balance at June 30, 2004 was EUR 2.9 billion compared to EUR 2.9 billion at December 31, 2003. The GMB reserve balance totaled EUR 110 million at June 30, 2004 compared to EUR 102 million at December 31, 2003, representing an increase of EUR 8 million during 2004.

The Netherlands unit-linked polices, including group contracts, had an account balance of EUR 9.4 billion at June 30, 2004 compared to EUR 9.3 billion at December 31, 2003 and the GMB reserve totaled EUR 287 million at June 30, 2004 compared to EUR 278 million at December 31, 2003, representing an addition of EUR 9 million during 2004.

The total Net Amount at Risk (NAR) (excess of guaranteed amount over account values) at June 30, 2004 amounted to EUR 4.8 billion compared to EUR 5.1 billion at December 31, 2003. It should be noted that the NAR is a gross exposure and does not take into account the impact of mortality and lapse decrements nor does it recognize future premium income and investment returns.

ii.	Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

AEGON defers policy acquisition costs (DPAC) that vary with and are primarily related to the acquisition of new or renewal life insurance contracts. Such costs consist principally of commissions, certain underwriting and contract issue expenses. Policy acquisition costs are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. DPAC is deducted from the technical provision life insurance. Included in DPAC is an amount of value of business acquired (VOBA) resulting from acquisitions, which is equal to the present value of estimated future profits of insurance policies in force related to business acquired at the time of the acquisition and is in its nature the same as DPAC.

Fixed Premium Products

For fixed premium products DPAC are amortized to the income statement in proportion to the premium revenue recognized. The amortization of DPAC is based on management’s best estimate assumptions established at policy issue, including assumptions for mortality, lapses, expenses and investment returns. A margin for adverse deviation is included in the assumptions. DPAC are tested by country unit and product line to assess recoverability at least annually. The portion of DPAC that is determined to be not recoverable will be recognized as an expense in the income statement in the period of determination.

Flexible Premium Products

For flexible premium products, including fixed and variable annuities, variable universal life and unit-linked contracts, amortization of DPAC is based on expected gross profits, which are determined based on management’s best estimates as to future expectations. These estimates include but are not limited to: an economic perspective in terms of long-term bonds and equity returns, mortality, disability and lapse assumptions, maintenance expenses, and future expected inflation rates. DPAC for flexible premium insurance contracts and investment type contracts are amortized in proportion to the emergence of estimated gross profits over the life of the contracts.

Movements in equity markets can have a significant impact on the value of the flexible contract accounts and the fees earned on these accounts. As a result estimated future gross profits increase or decrease with these movements. Similarly, changes in interest rate spreads for fixed annuity products (interest credited less interest earned) will affect management’s assumptions with respect to estimated gross profits.

In the United States (and Canada), DPAC are amortized at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the policies. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. A significant assumption related to estimated gross profits on variable annuities and life insurance products is the annual net long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions are made as to the net long-term growth rate after considering the net effects of short-term variances from the long-term assumptions (a “reversion to the mean” assumption). At June 30, 2004 and December 31, 2003 the U.S. reversion to the mean assumptions for variable products, primarily annuities, were as follows: gross long-term equity growth rate was 9% (9% at December 31, 2003), gross short term growth rate was 7.5% (7.5% at December 31, 2003), the reversion period for the short term rate is five years, the gross short and long term fixed security growth rate was 6% and the gross short and long term growth rate for money market funds was 3.5%. The reconsideration of assumptions may affect the original DPAC amortization schedule, referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule, which is based upon estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

In the Netherlands, the United Kingdom and other countries the impact of equity market movements on estimated gross profits is covered by the yearly or, if appropriate, quarterly recoverability testing; a negative outcome is charged to the income statement in the period of determination. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted for future periods.

The movement in DPAC (life insurance) over the six month period ending June 30, 2004 can be summarized and compared to the six month period ending June 30, 2003 as follows:

In million EUR	2004	2003
Balance at January 1	12,447	14,089
Deferred during the period	725	1,146
Amortization charged to the income statement	(634)	(732)
Other changes¹	616	(870)

Balance at June 30	13,154	13,633

[1]	Mainly caused by currency exchange rate differences.

Included in our DPAC is a substantial amount of Value of Business Acquired (VOBA) resulting from acquisitions, which in its nature is similar to DPAC and is subject to the same testing and amortization requirements. At June 30, 2004, the VOBA related to life insurance amounted to approximately EUR 3.8 billion compared to EUR 3.7 billion at December 31, 2003.

The movement in DPAC (non-life insurance) over the six month period ending June 30, 2004 can be summarized and compared to the six month period ending June 30, 2003 as follows:

In million EUR	2004	2003
Balance at January 1	947	1,109
Deferred during the period	109	163
Amortization charged to the income statement	(122)	(134)
Other changes [1]	55	(84)

Balance at June 30	989	1,054

[1]	Mainly caused by currency exchange rate differences.

At June 30, 2004, the VOBA related to non-life insurance amounted to EUR 236 million compared to EUR 244 million at December 31, 2003.

DPAC balances at June 30, 2004 by product and geographic segment are as follows:

In million EUR	Americas	The Netherlands	UK	Other Countries	Total
Traditional life	4,123	134	165	192	4,614
Fixed annuities	1,554	—	—	—	1,554
Fixed GICs	33	—	—	—	33
Life for account policyholder	867	798	3,838	30	5,533
Variable annuities	1,309	—	—	—	1,309
Fee income	105	—	6	—	111
Accident and health	952	37	—	—	989

Total	8,943	969	4,009	222	14,143
of which VOBA	2,828	—	1,249	—	4,077

iii.	Default Reserve and Impairment of Debt Securities

Provisions for losses on fixed income investments (bonds, asset backed securities and private placements) are established as a result of default or other credit related issues. The provisions reflect management’s judgment about defaults and is based upon a variety of factors, including expectations for long-term default rates and pricing assumptions.

AEGON regularly monitors industry sectors and individual debt securities for signs of impairment. Factors considered include the length of time and extent to which the fair value of debt securities has been less than cost; industry risk factors; financial condition and near-term prospects of the issuer; and nationally recognized credit rating agency rating changes. Additionally for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled. Consideration is also given to management’s intent and ability to hold a security until maturity or until fair value will recover.

In the United States a reduction in the carrying value is made for Bonds and Other loans that are considered impaired. Such reductions are charged against the default provision. The determination of the amount of the write-down is based upon management’s best estimate of the future recoverable value of the debt security and takes into account underlying collateral or estimations of the liquidation values of the issuers. In the other countries, the provision is accrued until the receivable has legally ceased to exist.

Realized losses on debt securities considered default losses are charged against the default reserve. All other losses and gains are deferred in accordance with Dutch accounting principles.

The default reserve balance for Bonds and other fixed rate securities and Other loans at December 31, 2003 was EUR 194 million. It was increased in 2004 by a charge to the income statement of EUR 108 million and reduced by default losses on specific assets of EUR 103 million. Other movements, mainly resulting form foreign exchange rate changes, amounted to a plus of EUR 8 million. At June 30, 2004 the balance was EUR 207 million.

Impact on Future Earnings

There are a number of significant risks and uncertainties inherent in the process of monitoring investments and determining if an impairment exists. These risks and uncertainties include:

•	the risk that our assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer;

•	the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; and

•	the risk that new information obtained by us or changes in other facts and circumstances will lead us to change our intent to hold the security to maturity or until it recovers in value.

Any of these situations could result in a charge against earnings in a future period to the extent of the impairment charge recorded.

Unrealized Bond Gains and Losses by Investment Type

The carrying value and fair value of Bonds and other fixed rate securities and Private placements at June 30, 2004 are as follows:

Amounts in million EUR	Carrying value	Unrealized gains	Unrealized losses	Fair value
US Government	3,771	30	(62)	3,739
Dutch Government	1,125	32	(1)	1,156
Other Government	9,042	254	(118)	9,178
Mortgage backed securities	9,412	184	(168)	9,428
Asset backed securities	10,169	103	(284)	9,988
Corporate bonds /Private placements	62,802	2,492	(811)	64,483

Total	96,321	3,095	(1,444)	97,972
of which held by AEGON USA	78,417	2,637	(1,246)	79,808

The unrealized loss at June 30, 2004 of AEGON USA represents 86 % of AEGON’s total unrealized losses. The following tables and information relate to AEGON USA only and exclude money market investments held by AEGON USA.

The following tables exclude money market investments with a carrying value of USD 2,078 million as they are carried at fair value. The tables are presented in millions of US dollars and represent the composition by investment type of all bonds and other fixed rate securities and Other loans (private placements) in an unrealized gain and loss status held by AEGON USA at June 30, 2004. The following information has been prepared according to DAP.

Amounts in million USD	DAP basis Carrying Value	Fair Value	Net Unrealized Gain (loss)	Carrying Value of Securities with Gross Unrealized Gains	Gross Unrealized Gains	Carrying Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses
US Government	4,439	4,385	(54)	1,578	21	2,861	(75)
Foreign Government	1,651	1,751	100	1,162	133	489	(33)
Mortgage backed securities	11,313	11,338	25	5,679	223	5,634	(198)
Asset backed securities	11,985	11,768	(217)	6,782	124	5,203	(341)
Corporate bonds	65,928	67,764	1,836	39,052	2,704	26,876	(868)

Total Bonds and fixed rate securities and Other loans	95,316	97,006	1,690	54,253	3,205	41,063	(1,515)

Unrealized Bond Losses by Sector

The composition by industry categories of Bonds and other fixed rate securities and Other loans in an unrealized loss position held by AEGON USA at June 30, 2004 is presented in the table below. The following unrealized loss consists of 1,218 issuers.

Sector	Carrying Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses
	in million USD
Asset Backed Securities (ABSs):
Aircraft	327	(94)
CBOs	491	(49)
Housing – Related	1,770	(47)
Credit Cards	746	(18)
Banking	4,288	(131)
CMBS	3,089	(100)
Communications	2,370	(100)
Consumer Cyclical	2,287	(89)
Consumer Non-Cyclical	3,520	(151)
Electric, Energy, & Natural Gas	4,508	(163)
Insurance	1,155	(44)
Basic Industry	1,465	(45)
Transportation	937	(48)
Other	14,110	(436)

Total	41,063	(1,515)

The information presented above is subject to rapidly changing conditions. As such, AEGON USA expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases. As of June 30, 2004 there are USD 3.2 billion of gross unrealized gains and USD 1.5 billion of gross unrealized losses in the Bonds and other fixed rate securities and Other loans.

The largest single issuer in an unrealized loss position is USD 35 million and relates to a beneficial interest in a diversified portfolio of pooled aircrafts. Gross unrealized losses of USD 942 million, or 62% of all gross unrealized losses, are concentrated in the asset backed securities (aircraft, CBOs, housing related and credit cards), consumer non-cyclical, banking, electric, communications, CMBS, and consumer cyclical.

Asset Backed Securities

Aircraft-related ABS notes are primarily collateralized by the long-term revenue stream generated from leasing a diversified pool of commercial aircraft to a diversified group of aircraft operators around the world. These pools are typically financed with first priority senior debt, second priority mezzanine debt, third priority junior debt and equity. Approximately 63% of AEGON USA’s portfolio is first priority senior debt and 37% is second priority mezzanine debt, all rated investment grade at time of purchase. AEGON USA holds no debt securities that are in a junior debt or equity position. The weak commercial aircraft environment, in part originated by the events of September 11, 2001, has caused lease rates to decline. This has reduced the cash flows within these trusts. Increased risk premiums associated with the current market, as well as a significant extension of the time period within which debt securities are expected to be repaid, have caused prices for many debt securities in this sector to decline. Although the current environment for aircraft leasing remains weak, any future cyclical upturn in lease rates will benefit these debt securities over their very long maturity. AEGON USA evaluates each transaction quarterly using the most recent appraisals (and other outside relevant information) of the equipment, which are received from the servicer and completed by independent parties who have expertise in this field, as a proxy for expected cash flows. In cases where AEGON USA has not taken an impairment loss, these appraisals indicated full recovery of principal and interest at the expected yield.

AEGON USA currently holds two positions within this sector which are rated below investment grade and which have an unrealized loss position greater than USD 20 million, each of which is discussed below:

AEGON USA owns USD 51 million in carrying value of Class B second priority mezzanine debt of Aircraft Finance Trust as of June 30, 2004. The debt securities represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. There are two classes of subordinated debt that are subordinated to AEGON USA’s holdings. The Class B debt remains current on principal and interest. However, the security is in an unrealized loss position of USD 35 million, because continued stress in the global aviation market and reduced aircraft values have reduced lease renewal rates. The debt has been in an unrealized loss position for more than 24 months. AEGON USA believes the Class B debt will receive full principal and interest at the expected yield and therefore has not taken an impairment. This security is not a traded security and therefore the market values received are heavily discounted due to long duration as well as the uniqueness and illiquidity of the structure. AEGON USA expects to collect the current carrying value and has the intent and ability to hold these debt securities until recovery or maturity.

AEGON USA owns USD 53 million in carrying value of Class A first priority senior debt securities of Pegasus Aviation Lease Securitization Trust as of June 30, 2004. The debt securities represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. There are four classes of debt that are subordinated to AEGON USA’s holdings. The Class A debt remains current on principal and interest; however, the security is in an unrealized loss position of USD 30 million. The debt has been in an unrealized loss position for more than 24 months. Projections of future lease payments were completed to determine the value of each plane. AEGON USA evaluates each transaction quarterly using the most recent appraisals (and other outside relevant information) of the equipment, which are received from the servicer and completed by independent parties who have expertise in this field, as a proxy for expected cash flows. AEGON USA has not taken an impairment on these debt securities because, based on modeled projections, the Class A Notes are expected to receive full principal and interest at the expected yield. This security is not a traded security and therefore the market values received are heavily discounted due to the long duration as well as the uniqueness and illiquidity of the structure. AEGON USA expects to collect the current carrying value and has the intent and ability to hold these debt securities until recovery or maturity.

Collateralized Bond and Loan Obligations (CBOs) are collateralized by a diversified pool of assets, most typically corporate bonds or loans. The pool is typically financed by first priority senior debt, second priority mezzanine debt, third priority subordinated debt and equity. AEGON USA’s portfolio consists of 63% first priority senior classes and 37% second priority mezzanine classes, all of which were rated investment grade at the time of purchase. Increased defaults in the corporate bond market over the past several years caused a significant increase in CBO bonds being downgraded by the rating agencies and negatively impacted liquidity for such bonds. The improved economic outlook and reduced default rates have led to an increase in liquidity in the sector as well as a better than expected performance in many CBO structures.

There are currently no positions within this sector which have an unrealized loss position greater than USD 20 million.

Housing-related ABS notes are collateralized by diversified pools of first and second-lien residential mortgage loans and are generally secured by 1-4 family residential housing properties or manufactured homes. Approximately 83% of AEGON USA’s housing-related ABS portfolio is backed by 1-4 family residential properties and 17% is backed by manufactured housing properties. The manufactured housing sector has and continues to experience significant weakness as a result of poor underwriting practices in the late 1990s, which have resulted in higher than expected defaults and losses on the underlying collateral. This has resulted in a number of lenders to the industry pulling out of the sector or filing bankruptcy. These lenders have also increased their use of wholesale channels to liquidate repossessed collateral, thus causing recovery rates to fall at a time when defaults are rising. These events have caused risk premiums for manufactured housing notes and rating downgrades to rise to unprecedented levels.

Housing-related ABS transactions are evaluated by modeling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying collateral as well as including actual experience to date. In cases where AEGON USA has not taken an impairment loss, these models indicate full recovery of principal and interest at the expected yield.

There are currently no positions within this sector which have an unrealized loss position greater than USD 20 million.

Credit Card ABS notes are primarily collateralized by diversified pools of unsecured Mastercard/Visa revolving loans from banking institutions to consumers. The pool of assets is typically financed by first priority senior debt, second priority mezzanine debt, third priority subordinated debt and equity. Approximately 37% of AEGON USA’s portfolio is senior debt, 28% is mezzanine debt, and 35% is subordinated debt, all of which was rated investment grade at time of purchase. Of the subordinated debt, approximately 97% is secured by loans provided to borrowers from investment grade banking institutions. The improving economy as well as positive steps taken by certain issuers to improve their business position has led to improved liquidity and pricing for some of the weaker credits in this portfolio. The result of this has been a reduction in AEGON USA’s unrealized loss position.

Credit Card ABS transactions are evaluated by modeling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying collateral as well as including actual experience to date. In cases where AEGON USA has not taken an impairment loss, these models indicate full recovery of principal and interest.

There are currently no positions within this sector which have an unrealized loss position greater than USD 20 million.

Banking

The fundamentals of the banking sector have held up well in the recent challenging economic environment. It is a high credit quality sector and represents a large portion of the corporate debt market. As a result, AEGON USA’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall book to market ratio is 96.3%. Unrealized losses in the banking sector are not a result of fundamental problems with individual issuers, but rather depressed prices of the sector caused by the macro economic environment.

There are currently no positions within this sector which have an unrealized loss position greater than USD 20 million.

Commercial Mortgage-Backed Securities (CMBS)

CMBS notes are primarily collateralized by pools of commercial mortgage loans backed by long-term revenue streams generated from assets such as offices, apartments, retail centers and industrial buildings. These pools are typically financed with first priority senior debt and second priority mezzanine debt. AEGON USA holds no mezzanine positions. AEGON holds 6 billion dollars in carrying value of first priority senior debt with 75% of the portfolio being AAA or AA rated.

There are currently no positions within this sector which have an unrealized loss position greater than USD 20 million.

Communications

The communications sector includes telecom, cable and broadcasting sub-sectors. This sector also contains some of the larger issuers in the credit market (telecom in particular) and as a result AEGON USA’s absolute exposure is also large. Telecom has continued to experience volatility as intense competitive pressure continues to erode product pricing. The pressure has been most acute in the long distance sector as the incumbents’ market share is being threatened by the entry of the Regional Bell Operating Companies (RBOC). However, the incumbents maintain sizeable customer bases and considerable financial flexibility. Credit profiles at the RBOC’s remain largely unchanged, while European carriers as a group have improved due to debt reduction efforts. Fundamentals in the cable sector have generally been stable. However, the credit quality and price volatility of companies within the sector varies widely. Company-specific issues, primarily related to leverage and customer retention, continue to weigh on some names. Impairments have been taken in situations where the underlying asset values appear insufficient to support outstanding debt. Broadcasting fundamentals are positive as ad revenues associated with elections and the Olympics are expected to bolster results.

There are currently no positions within this sector which have an unrealized loss position greater than USD 20 million.

Consumer Cyclical

The consumer cyclical sector covers a range of sub-sectors including autos and related homebuilders, lodging, media, and retailers. These sectors include some of the largest credit issuers in the market. As a result AEGON USA’s absolute exposure is large, but the overall book to market ratio is 96.1%. Fundamentals across the group have remained stable (autos) or have experienced improvement in line with the broader economy (homebuilders, lodging, media, retail). Despite generally favorable fundamentals, fair value for securities in the sector have declined in line with the broader market as interest rates have risen.

There are currently no positions within this sector with have unrealized loss positions greater than USD 20 million.

Consumer Non-Cyclical

The fundamentals of the consumer non-cyclical sector continue to perform well and the sector represents a large portion of the corporate debt market. As a result, AEGON USA’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall book to market ratio is 95.7%. The vast majority of the unrealized losses in the consumer non-cyclical sector are not the result of fundamental problems with individual issuers, but rather depressed prices on low coupon transactions.

There are currently no positions within this sector which have an unrealized loss position greater than USD 20 million.

Electric, Natural Gas & Other Utilities

The utility sector has faced a number of significant challenges in recent years including the California energy crisis, bankruptcies, and the rapid financial deterioration of several leading companies in the merchant energy industry. Noteholders are experiencing extreme volatility as the increased financial and business risk associated with non-regulated activities has led to a substantial number of ratings downgrades. During 2003 and thus far in 2004, most companies have been successful in accessing the capital markets to refinance near-term debt and bank debt maturities, thus reducing a significant amount of refinancing risk. The extension of credit has provided much needed time to these issuers as they work through the process of improving liquidity, reducing overall leverage, and strategically re-focusing on core, asset-based businesses. AEGON believes there will be continued volatility in debt values as companies work through their individual restructuring plans. On the other hand, companies with solid regulated operations (either electric or natural gas) have exhibited much less volatility due to the protection afforded by state and/or federal regulation. Impairment losses have been taken on those companies in this sector that have not demonstrated the ability to be successful in bridging liquidity needs.

There is one issuer rated below investment grade in this sector which has an unrealized loss position greater than USD 20 million and it is discussed below:

AEGON USA owns debt securities of subsidiaries of Dynegy, Inc. (Dynegy), an integrated natural gas pipeline company with a significant merchant energy operation and a regulated utility operation. Dynegy is a holding company with primary operating units involved in mid-stream natural gas (Dynegy Midstream Services), power generation (Dynegy Generation), and a regulated utility (Illinois Power). AEGON USA’s exposure as of June 30, 2004 includes holdings at NGC trust preferred securities of USD 56 million. NGC trust preferred securities are debt securities of Dynegy Holdings, Inc., a subsidiary of Dynegy that holds all of the generating, marketing and trading and midstream assets of Dynegy. The NGC holdings have been in an unrealized loss position of USD 15 million for more than 24 months. AEGON USA also holds obligations at the Dynegy Holdings, Inc. (“DHI”) subsidiary level of USD 2 million. DHI is the legal entity holding all of the generating, marketing and trading, and midstream assets. The DHI holdings have been in an unrealized loss position of USD 100 thousand for less than six months. Additionally, AEGON USA’s exposure includes holdings of Roseton Danskammer Secured Lease Obligation Bonds of USD 35 million. Roseton and Danskammer are power generation facilities. Roseton Danskammer holdings have been in an unrealized loss position of USD 6 million for greater than 24 months. AEGON USA has not taken an impairment on these debt securities because, based upon current cash flow projections, the debt securities are expected to receive full principal and interest. AEGON USA expects to collect the current carrying value and has the intent and ability to hold these debt securities until recovery or maturity.

Transportation

The transportation sector is largely comprised of airline holdings. The airline industry was severely impacted by the fallout of September 11, 2001 and a weak economy. Industry revenues remained depressed due mainly to a continued weak pricing environment. Most major airlines continue to lose money, and have shown balance sheet deterioration. An unstable geopolitical environment, especially related to the war in Iraq, makes a quick industry recovery unlikely.

There is one issuer rated below investment grade in the transportation sector, which has an unrealized loss position greater than USD 20 million and it is discussed below:

AEGON USA owns USD 24 million in carrying value of Delta Airlines’ private placement securities and USD 45 million in carrying value of Delta Airlines’ publicly traded bonds as of June 30, 2004. The public bonds are secured by the underlying collateral. The privately placed bonds are structured so that we are entitled to the lease payments on the planes, and the deals are secured by the aircraft. The debt remains current on principal and interest; however, the public securities are in an unrealized loss position of USD 18 million. The privately placed securities are in an unrealized loss position of USD 11 million. Of our public holdings of Delta, USD 28 million of the carrying value has been in an unrealized loss position for 18—24 months and USD 17 million of the carrying value has been in an unrealized loss position for greater than 24 months. The private Delta security holdings have been in an unrealized loss position for 12 – 18 months. AEGON USA has evaluated liquidity, risk of default, and market trends in determining whether the securities are impaired as of June 30, 2004. The bonds remain current on principal and interest and AEGON USA expects to collect the current carrying value and has the intent and ability to hold these debt securities until recovery or maturity.

Unrealized Loss by Maturity

The table below shows the composition by maturity of all Bonds and other fixed rate securities and Other loans in an unrealized loss position held by AEGON USA at June 30, 2004.

Maturity Level	Carrying Value of Securities With Gross Unrealized Losses	Gross Unrealized Losses
	in million USD
One year or less	862	(19)
Over 1 thru 5 years	8,941	(189)
Over 5 thru 10 years	17,689	(642)
Over 10 years	13,571	(665)
Total	41,063	(1,515)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of all Bonds and other fixed rate securities and Other loans in an unrealized loss position held by AEGON USA at June 30, 2004.

Credit Quality	Carrying Value of Securities With Gross Unrealized Losses	Gross Unrealized Losses
	in million USD
Treasury Agency	3,378	(82)
AAA	8,239	(223)
AA	3,375	(126)
A	11,801	(443)
BBB	10,895	(479)
BB and Below	3,375	(162)

Total	41,063	(1,515)

The table below provides the length of time a security has been below cost and the respective unrealized loss at year-end.

Time Period	Investment Grade Carry Value	Below Investment Grade Carrying Value	Investment Grade Unrealized Loss	Below Investment Grade Unrealized Loss
	in million USD
0-6 months	30,570	2,014	(865)	(39)
> 6 to 12 months	2,355	260	(145)	(10)
> 12 months	4,763	1,101	(343)	(113)

Total	37,688	3,375	(1,353)	(162)

The table below provides the length of time a below investment grade security has been in an unrealized loss position and the percentage of carry value to amortized cost as of June 30, 2004.

Time Period	Below Investment Grade Carrying Value	Below Investment Grade Unrealized Loss
		in million USD
0-6 months:
CV < 100% > 70% of amortized cost	1,993	(34)
CV < = 70% > 40% of amortized cost	21	(5)
CV < 40% of amortized cost	0	(0)
Subtotal	2,014	(39)
>6 to 12 months:
CV < 100% > 70% of amortized cost	259	(10)
CV < = 70% > 40% of amortized cost	0	(0)
CV < 40% of amortized cost	0	(0)
Subtotal	259	(10)
>12 to 24 months:
CV < 100% > 70% of amortized cost	210	(5)
CV < = 70% > 40% of amortized cost	58	(16)
CV < 40% of amortized cost	0	(0)
Subtotal	268	(21)
> 24 months:
CV < 100% > 70% of amortized cost	622	(14)
CV < = 70% > 40% of amortized cost	207	(89)
CV < 40% of amortized cost	5	11
Subtotal	834	(92)

Total	3,375	(162)

Realized gains and losses on Bonds and other fixed rate securities and Other loans of AEGON USA for the six months ended June 30, 2004:

	Gross Realized Gains	Gross Realized Losses
	in million USD
Total Bonds and other fixed rate securities and Other Loans	285	(349)

The gross realized losses include USD 126 million of bond default losses, which have been charged against the default reserve. The USD 285 million of gross realized gains and USD 223 million of gross realized losses related to assets not considered default losses have been deferred for reporting in accordance with Dutch accounting principles and will be amortized into income over the estimated average remaining maturity term of the investments sold.

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired at June 30, 2004.

Time Period	0-6 months	>6-12 months	>12 months	Total
	in million USD
Bonds and fixed rate securities and Other Loans	(189)	(24)	(10)	(223)

The following list describes securities which represented more than 5% of the USD 223 million of realized losses on sales of fixed maturity securities:

•	Losses were realized on US Government Securities of USD 83 million. These losses are attributable purely to interest rate movements and the timing of when securities were bought and sold.

Default losses

The fixed maturity securities to which these realized bond impairment losses apply were generally of investment grade quality at the time of purchase, but were subsequently downgraded by rating agencies to “below-investment grade”. Based upon consideration of all available information certain fixed maturity securities were deemed to be impaired and accordingly they were written down to management’s best estimate of their future recoverable value. Credit losses of USD 69 million, or 55% were concentrated in the ABS – Aircraft and ABS – Housing Related sectors.

The composition of our default losses by issuer, according to DAP, for the six months ended June 30, 2004 is presented in the table below.

Issuer Name	Default Loss
in million USD
Airplanes Passthrough	(42)
Bombardier	(19)
Enterprise Mortgage Acceptance Corp	(11)
FFCA Secured Lending Corp	(10)
Other (48 unique issuers)	(44)

Total	(126)

In 2004, a USD 42 million loss was realized on Airplanes Passthrough in the second quarter. The debt securities were in an unrealized loss position for greater than 24 months before the impairment occurred. The notes represent a beneficial interest in a portfolio of pooled aircraft leases. Cash flows generated from the pooled aircraft leases have declined due to lower lease renewals and diminished demand for older aircraft. Due to the deterioration in cash flows, AEGON USA realized a loss of USD 14 million in the fourth quarter of 2003.

The servicer recently released information stating that the Class B holdings would not be receiving interest at any point in the foreseeable future. As a result of this information, the position was further impaired to the present value of future cash flows.

In 2004, a USD 19 million loss was realized on Bombardier in the second quarter. Bombardier Capital, a subsidiary of Bombardier Inc., entered into the business of financing retail manufactured housing installment contracts in 1997. Due to deteriorating collateral performance, servicing problems and increasing industry competition, Bombardier exited the industry in 2001. Bombardier continues to service their existing portfolio of originated and securitized loans. Prior to the impairment, the security had been in an unrealized loss position for less than 6 months. Analysis of the security indicated that performance had further deteriorated. AEGON USA does not believe that the collateral will be able to service the principal and interest on the notes and the security was impaired to the present values of cash flows, using the original coupon as the discount rate.

In 2004, a USD 11 million loss was realized on Enterprise Mortgage Acceptance Corporation (EMAC) in the first quarter. Of the total realized loss, USD 1 million was in an unrealized loss position for less than 6 months, USD 4 million between 12 and 24 months, and USD 6 million greater than 24 months. EMAC is an issuer of securitized franchise loan pools. The Company owns bonds from one EMAC pool that has experienced significant declines in performance. In 2003, the Trustee began to aggressively foreclose on, and liquidate, loans within the two pools. The recovery rates were much lower than expected. This resulted in pool cash flows being insufficient to cover interest payments on the bonds and led to an impairment loss of USD 19 million in 2003. In the current year, AEGON USA made a decision to liquidate the portfolio due to continued deterioration in this sector. As such, losses of USD 11 million were realized in order to impair the bonds to market prices.

In 2004, a USD 10 million loss was realized on FFCA Secured Lending Corp (FFCA) in the first six months. Of the total realized loss, USD 5 million was in an unrealized loss position for less than 6 months, and USD 5 million between 6 and 12 months. FFCA provides fixed and adjustable rate commercial loans to chain store facilities. Due to deterioration in this sector, AEGON USA made a decision to liquidate the portfolio. Therefore, losses of USD 10 million were realized in order to impair the bonds to market prices.

iv.	(Un)realized gains on investments in shares and real estate

As of January 1, 2004 AEGON no longer applies the indirect return method to its capital gains and losses on investments in shares and real estate. Under the new method the unrealized capital gains are recognized in a revaluation reserve (a component of shareholders’ equity), which is carried on the balance sheet and does not flow directly through the income statement. The realized capital gains are released from the revaluation reserve and recognized in the income statement at the time of realization. Direct income (interest and dividend) is recognized in the income statement.

The comparative figures over 2003 have been adjusted to reflect the above change in accounting policy.

The movement in the revaluation reserve (for shares and real estate) over the six month period ending June 30, 2004 can be summarized and compared to the six month period ending June 30, 2003 as follows:

Amounts in million EUR (net of tax)	2004	2003
Balance at January 1	1,393	542
Unrealized gains / (losses)[1]	308	154
Release of realized gains / (losses) to income statement	(194)	283

Balance at June 30	1,507	979

AEGON applies the same monitoring practices and evaluation process for identifying impairments of shares for Dutch accounting principles as for US GAAP purposes.

[1]	Includes currency exchange differences

Equity securities held in an unrealized loss position that are below cost for over six months are evaluated for a possible other than temporary impairment. If an individual stock is considered to be impaired on an other than temporary basis, the value of the stock is written down to fair value for U.S. GAAP purposes. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. For equity securities considered to have an other-than-temporary impairment during 2004, a realized loss was recognized. The impairment review process has resulted for the six-month period ended June 30, 2004 in EUR 1.5 million of impairment charges for AEGON The Netherlands and no impairment charges for AEGON USA.

The composition of equities held by AEGON USA and AEGON The Netherlands, together accounting for 98% of AEGON’s total equity investments in an unrealized gain and loss status June 30, 2004 is presented in the table below:

in million EUR	Cost Basis	Carrying Value	Net Unrealized Gains/ (Losses)	Carrying Value of Securities with Gross Unrealized Gains	Gross Unrealized Gains	Carrying Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses
Equities	5,810	6,968	1,158	6,145	1,244	823	(86)

The composition of equities by industry sector in an unrealized loss position held by AEGON the Netherlands and AEGON USA at June 30, 2004 is presented in the table below.

Sector	Carrying Value of Equities with Gross Unrealized Losses	Gross Unrealized Loss
		in million EUR
Consumer Non-Cyclical	131	(8)
Consumer Cyclical	48	(9)
Service Non-Cyclical	42	(2)
General Industries	26	(2)
Services Cyclical	94	(4)
Financials	178	(7)
Resources	7	(0)
Basic Industries	38	(4)
Funds	55	(7)
Utilities	6	(0)
Information Technology & Communications	81	(8)
Transportation	6	(1)
Other	111	(34)

Total	823	(86)

The table below provides the unrealized loss on equities at June 30, 2004 broken down by the period of time they have been below cost.

Time Period	0-6 months	> 6 months to 12 months	> 12 months	Total
	in million EUR
Equities	(36)	(13)	(37)	(86)

As of June 30, 2004, there are EUR 1,244 million of gross unrealized gains and EUR 86 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON The Netherlands and AEGON USA with an unrealized loss of more than EUR 5 million.

The table below provides the length of time the equities held by AEGON The Netherlands and AEGON USA were below cost prior to the sale and the respective realized loss for the six-month period ended June 30, 2004.

Time Period	0-6 months	>6-12 months	>12 months	Total
	in million EUR
Equities	(17)	(3)	0	(20)

The realized loss of EUR 20 million includes an amount of EUR 2 million, relating to securities that were impaired during 2004 prior to their sale.

v.	Pension expense

We have defined benefit plans and defined contributions plans covering substantially all of our employees. In a number of countries, including The Netherlands, retirement benefits are insured with our life insurance companies based on the appropriate actuarial formulas and assumptions. In other countries, the provisions for pensions are vested in separate legal entities that are not a part of AEGON.

In the Netherlands employees participate in a defined benefit scheme based on average salary and, for the part of salaries exceeding a certain level, employees may opt for a defined contribution scheme. Indexation of vested rights are fully funded yearly and immediately charged to the income statements. In the first six months of 2004 a EUR 27 million addition to the provision for medical costs for retired personnel was made.

In the United Kingdom benefits are based on past and future service, taking into account future salary and benefit levels as well as estimated inflation in future years. Regular improvements of benefits are allocated to future service years.

In the Other countries, pension costs are fully charged to the income statements in the years in which they are earned by the employees.

US GAAP SFAS 87 is applied to our United States pension plans. SFAS 87 calculations require several assumptions, including future performance of financial markets, future composition of the work force and best estimates of long-term actuarial assumptions. The expected return on plan assets is calculated using a five-year moving average for the plan assets. In a period of market decline, such as recently experienced, this moving average is higher than the fair value of the assets. The difference between the expected return reflected in the income statements and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceeds the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately seven years). The assumptions are reviewed on an annual basis and changes are made for the following year, if required.

In calculating the pension expense for 2004 and 2003, AEGON USA used an expected long-term rate of return assumption on pension plan assets of 8.25%. For 2004 the discount rate was lowered from 6.75% to 6.25%. AEGON USA pension expense was USD 26 million higher for the first six months of 2004 compared to 2003 as a result of the assumption change and the decline in the moving average of the plan assets. Unless there is a significant recovery in the equity markets in the next few years, the pension expense is expected to continue to increase until the fair value of the plan assets equals or exceeds the moving average.

Pension plan contributions are not required for AEGON USA in 2004, but are required for the defined benefit plans of AEGON the Netherlands and AEGON UK.

2.3	Results of Operations — first six months 2004 compared to first six months 2003

i.	Summary

First six months	2004	2003 (1)	% change
	in million EUR
Income by product segment
Traditional life	359	376	(5)
Fixed annuities	159	98	62
GICs and funding agreements	96	74	30
Life for account policyholders	174	106	64
Variable annuities	69	6
Fee business	40	20	100

Total Life insurance	897	680	32
Accident and health insurance	154	105	47
General insurance	48	43	12

Total insurance activities	1,099	828	33
Banking activities	9	2
Interest charges and other	(219)	(218)	0

Income before realized gains and losses on shares and real estate	889	612	45
Realized gains and losses on shares and real estate	194	(283)

Income before tax	1,083	329
Corporation tax	(293)	(169)	73
Transamerica Finance Corporation	—	169

Net income	790	329	140

This Form 6-K report includes a non-GAAP financial measure: Net income before realized gains and losses on shares and real estate. The reconciliation of this measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

First six months	2004	2003	% change
	in million EUR
Net Income before realized gains and losses on shares and real estate	633	602	5
Realized gains and losses on shares and real estate	194	(283)
Corporation tax on realized gains and losses on shares and real estate	(37)	10

Net income	790	329

[1]	The 2003 numbers are adjusted to reflect changes in accounting principles implemented as of January 1, 2004. See also note 1 to the Condensed Consolidated Financial Statements for a reconciliation from last year’s reported numbers to adjusted numbers.

First six months	2004	2003	% change
	in million EUR
Income geographically
Americas	865	569	52
The Netherlands	280	(138)
United Kingdom	102	79	29
Other countries	55	37	49

Income before tax business units	1,302	547	138
Interest charges and other	(219)	(218)	0

Income before tax	1,083	329
Corporation tax	(293)	(169)	73
Transamerica Finance Corporation	—	169

Net income	790	329	140

In millions EUR	Americas	The Netherlands	UK	Other Countries	Total
First Six Months 2004
Total life insurance gross premiums	3,062	1,842	2,984	307	8,195
Accident and health insurance premiums	1,040	124	—	49	1,213
General insurance premiums	—	261	—	182	443

Total gross premiums	4,102	2,227	2,984	538	9,851
Investment income insurance activities	2,648	599	70	71	3,388
Fees and commissions	411	165	55	7	638
Income from banking activities	—	141	—	—	141

Total revenues business units	7,161	3,132	3,109	616	14,018
Income from other activities					197

Total revenues					14,215

Numbers of employees, including agents	14,599	5,892	4,551	2,565	27,607

Income before realized gains and losses on shares and real estate from the group’s core operations continued to show strong progress across all major country units. Income before realized gains and losses on shares and real estate increased 45% to EUR 889 million in the first six months this year. At constant currency exchange rates the increase was 57%. The main factors driving the improvement in results were improved product spreads, higher interest results and increased fee income as well as improved equity and credit markets. The group’s core operations exclude Transamerica Finance Corporation (TFC), the majority of which was sold in late 2003 and early 2004. In the first six months of 2004, the TFC contribution amounted to a net loss of EUR 14 million compared to a net profit of EUR 169 million in the first half of 2003.

AEGON reports strong increases in net income and net income per share for the first six months of 2004, on a comparable basis. Net income, which includes realized gains and losses on shares and real estate, amounted to EUR 790 million in the first six months of 2004. Net income per share amounted to EUR 0.50 in the first half of 2004. On a comparable basis, net income per share was EUR 0.19 in the first half of 2003. The significant increase in both measures primarily reflects the change in realized gains and losses on shares and real estate, which can be volatile between reporting periods. Management therefore believes that net income before realized gains and losses on shares and real estate is a valuable indicator of AEGON’s financial performance.

Net income before realized gains and losses on shares and real estate increased 5% to EUR 633 million for the first six months of 2004. The increase reflects the strong contribution to income by our country units, which more than compensated the lower income from TFC. The sale of the majority of TFC late last year and early this year distorts comparison of net income in the first six months of this year with the same period the prior year. At constant currency exchange rates, net income before realized gains and losses on shares and real estate showed an increase of 15% in the first six months this year compared to the same period last year.

Realized gains on shares and real estate in the first six months of 2004 amounted to EUR 194 million on a pretax basis (EUR 157 million net of tax), compared to a net realized loss of EUR 283 million (EUR 273 million net of tax) in the first six months of 2003. At June 30, 2004, the revaluation reserve, comprising of unrealized gains and losses on shares and real estate, amounted to EUR 1,507 million compared to EUR 1,393 million at year-end 2003.

Total revenue generating investments rose 7% during the first six months of 2004 from EUR 284 billion at year-end 2003 to EUR 305 billion.

ii.	Americas (includes AEGON USA and AEGON Canada)

First six months	2004	2003	%	2004	2003	%
	In million USD			In million EUR
Income by product segment
Traditional life	331	303	9	270	274	(1)
Fixed annuities	195	108	81	159	98	62
GICs and funding agreements	118	82	44	96	74	30
Life for account of policyholders	48	43	12	39	40	(3)
Variable annuities	85	7		69	6
Fee business	13	10	30	11	9	22

Life insurance	790	553	43	644	501	29
Accident and health insurance	168	104	62	137	94	46

Income before realized gains and losses on shares and real estate	958	657	46	781	595	31
Realized gains and losses on shares and real estate	103	(29)		84	(26)

Income before tax	1,061	628	69	865	569	52
Corporation tax	(330)	(182)	81	(269)	(166)	62

Net income	731	446	64	596	403	48

During the first six months of 2004, earnings across all product lines have shown strong improvements driven largely by an improved operating environment compared to the same period last year. Life production has remained strong in the agency and brokerage channels. Sales of Variable Universal Life products are gaining favor due to the equity market improvements over the past year. Efforts to focus on cost management continue to pay off as actual to allowables, a measure of planned expense levels to production, continues to remain within an acceptable range. New initiatives to expand existing operations outside the United States (such as AEGON Direct Marketing Services), expanding product offerings for the high net worth client base and retaining more post-retirement assets, are being taken.

In line with our strategy to focus on profitable growth, Long Term Care sales will cease during the first half of 2005. New business no longer meets our return objectives relative to the risk associated with the product.

Income before realized gains and losses on shares and real estate

For the first six months of 2004, income before realized gains and losses on shares and real estate increased 46% to USD 958 million, while net income, which includes realized gains and losses on shares and real estate, increased 64% to USD 731 million compared to the same period in 2003.

The 2004 six months results have benefited primarily from lower credit default losses and an improvement in overall spreads. Additions to the asset default provision were USD 137 million compared to USD 293 million for the first six months of 2003. Realized gains on shares and real estate of USD 103 million (compared to a loss of USD 29 million in the same period of 2003) contributed to the increase in income before tax for the first six months of 2004. These positive items are partially offset by lower employee pension plan income of USD 26 million. The 2003 results were negatively impacted by charges for DPAC unlocking of USD 61 million, compared to positive unlocking of USD 16 million in 2004.

Traditional Life/Account of policyholders

Traditional life income before realized gains and losses on shares and real estate of USD 331 million increased 9% over 2003. Lower additions to the default provision of USD 34 million versus USD 94 million in the first half of 2003, were partially offset by lower yields on fixed income investments and an increase in mortality claims in reinsurance.

Life for account of policyholders income before realized gains and losses on shares and real estate of USD 48 million increased 12%. The increase was due primarily to improved claims experience. Policyholder account balances and the related asset fees grew as a result of the higher average equity market.

Fixed annuities

Fixed annuity income before realized gains and losses on shares and real estate of USD 195 million for the first six months of 2004 increased 81%. The significant improvement in earnings is largely due to lower additions to the default provision. Gross bond defaults were USD 35 million compared to USD 111 million during the first six months of 2003. Product spreads have improved as crediting rates were lowered on both existing and new deposits throughout 2003 and early 2004, taking the majority of the existing contracts to date to the contractual minimum. The spread on the largest segment of the fixed annuity book improved to 225 basis points at the end of the first six months of this year and the return is at the hurdle rate. The spread includes 12 basis points of realized gains on equity-like investments. The spread at the end of the first quarter this year was revised upward to 217 basis points from 209 basis points, including 8 basis points of realized gains on equity-like investments. Gross spreads are before investment expenses and priced bond defaults, and amounted to 269 basis points at the end of the first six months of 2004.

GICs and Funding Agreements

GICs and funding agreements income before realized gains and losses on shares and real estate increased 44% to USD 118 million compared to the first half of 2003. The increase includes a one-time positive effect of USD 16 million related to the performance of a loan portfolio that was recognized in the first quarter of 2004. Improved product spreads and growth in assets were the other primary factors contributing to the increase.

Variable annuities

Variable annuity income before realized gains and losses on shares and real estate increased from USD 7 million in the first half of 2003 to USD 85 million in the first half of 2004. The 2004 results include a USD 12 million non-recurring gain on the mark to market on a minimum guarantee liability. Hedges have been implemented to minimize the interest rate and equity risk for these products. The increase in income also reflects higher fees and related gross profits that have resulted from the favorable equity market performance and sales, as well as USD 16 million higher earnings due to lower lapses. For the variable annuity business equity return, assumptions have been based on June 30 account balances and assume the equity markets will grow at 7.5% for five years and 9% thereafter.

Fee business

Fee business income before realized gains and losses on shares and real estate of USD 13 million increased 30% compared to the first six months 2003. Income was positively impacted by growth in assets due to deposits and equity market appreciation. This was partially offset by increased expenses.

Accident and Health Business

Accident and health premiums were higher than in the first six months of 2003 due to higher sales through sponsored direct marketing programs along with premium rate increases on certain health products. Accident and health income before realized gains and losses on shares and real estate of USD 168 million increased 62% compared to the adjusted first six months of 2003 results. Lower additions to the default provision combined with improved claims experience and premium rate increases in certain health products improved overall profitability.

Net income

Net income, which includes realized gains and losses on shares and real estate, increased 64% to USD 731 million compared to USD 446 million in the first half of 2003 when adjusted for comparison. For 2004 realized gains on shares and real estate were USD 103 million (net of USD 10 million DPAC adjustment) while for 2003 a realized loss was incurred of USD 29 million (no DPAC adjustment necessary). The 2004 realized gains were primarily generated by equity partnerships, common stock, convertible bonds and a small portion from real estate limited partnerships.

The effective tax rate was 31% for the first six months of 2004 compared to 29% for the comparable period in 2003 as adjusted. Although tax preference items remain relatively level between years, the higher earnings causes the effective rate to be higher as these items become a smaller portion of the total earnings.

Revenues

Total revenues of USD 8,786 million for the first six months of 2004 increased 8% compared to the same period in 2003, driven by increased sales, higher investment income, and higher fee income due to the higher assets under management.

Life insurance gross premiums of USD 3,757 million increased 8%, accident and health insurance premiums of USD 1,276 million increased 3%, investment income of USD 3,249 million increased 6% (3% excluding realized gains and losses on equities and real estate), and fees and commissions of USD 504 million increased 27%.

Life general account single premiums of USD 617 million increased 43% in 2004, while Life general account recurring premiums of USD 2,433 million increased 5%. The significant increase in general account single premiums was due to simplified issue sales in the TCI bank channel and terminal funding premiums generated by Retirement Services.

Life for account of policyholders premiums of USD 707 million were down about 1% from 2003. Sales of single premiums declined from prior year as a result of reclassifying certain additional variable universal life deposits to recurring-renewal.

Accident and health premiums were higher than in 2003 due to higher sales through sponsored programs along with rate increases on certain health products.

Investment income, excluding realized gains and losses on shares and real estate, was 3% higher than in the comparable period of 2003. Portfolio growth due to general account sales and low lapses was partially offset by lower new money interest rates. New money flows in the portfolio, combined with reinvestments from bond maturities at lower interest rates, drove the fixed rate asset yield lower. Floating rate asset yields have also declined, but since these are matched with floating rate liabilities, there is no effect on income. Interest rate related gains on bonds sold of USD 101 million for the first half of 2004 were deferred and are not reflected in 2004 revenues. Asset trades declined to an annualized turnover rate of about 20%. Realized gains and losses on equities and real estate were previously discussed.

New money investment yields are down from last year, however, the spike in interest rates in the second quarter moved five year treasury yields to 3.77%, an increase of 99 basis points, and ten year treasury yields increased about 74 basis points to 4.58%.

Asset defaults have improved significantly over last year and are below long term expected rates. Actual defaults were USD 137 million compared to USD 284 million in the first half of 2003. Significant losses were: USD 42 million for Airplanes Passthrough, USD 20 million for various ABS and CMBS investments, USD 19 million for Bombardier (manufactured housing), USD 7 million for Oakwood (mortgage-backed investment), and USD 5 million for Parmalat. The watch list for bonds is USD 1,419 million and the unrealized loss associated with these specific assets is USD 277 million. The airline industry continues to be closely scrutinized, as their fundamentals have not shown as much improvement. The watch and default list for mortgages is USD 513 million, and is net of USD 29 million reserves. The default reserve of USD 277 million remains unchanged from year-end.

The increase in fees and commission revenues is primarily attributable to increased investment management fees earned as a result of higher asset balances. Fees were lower on certain membership products sold on a direct basis due to the new FTC and FCC regulations, including the “Do not call” rules.

Commissions and expenses

Commissions and expenses include commissions, operating expenses and the net change in policy acquisition costs. Commissions and expenses of USD 2,090 million increased 15% compared to the first six months of 2003. Commissions declined 9% to USD 1,203 million as a result of lower annuity production and commission restructuring efforts. Operating expenses of USD 890 million increased USD 34 million or 4% due primarily to higher regulatory and compliance costs, information system implementations and increased investment management fees paid to outside fund managers – reflecting the growth in assets under management.

Production

For the first six months of 2004, life production, measured on a standardized new premium basis, decreased 3% to USD 531 million compared to the first six months of 2003. Sales momentum in the Agency Group remained strong with recurring premium sales increasing 11% over the same period 2003. Institutional business (reinsurance and Company-Owned Life Insurance) was down for the same period due to the uneven nature of these sales. Single premiums declined as certain recurring premiums on variable universal life contracts were recorded as single premiums in 2003. Effective January 1, 2004 these premiums are reported as renewal premiums.

Deposits into fixed and variable annuity contracts and institutional spread based products (GICs and funding agreements) were recorded directly to the balance sheet as a deposit liability and not reported in revenues.

Fixed annuity account balances of USD 44.6 billion were modestly lower than at year-end 2003. Deposits of USD 1.7 billion decreased 51% compared to the first six months of 2003 due to lower policyholder crediting rates and adjustments to commission rates. Deposits during the second quarter of 2004 were relatively stable compared with the prior two quarters. Withdrawals from existing contracts continue to be at low levels, reflecting lower new money crediting rates available on new policies.

In response to the low interest rate environment, AEGON USA introduced during 2003 new products with a lower guaranteed annual interest rate. A new offshore reinsurance agreement is currently in the execution phase that should allow a more competitive rate to be offered to customers.

GIC and funding agreement account balances increased 6% to USD 28.8 billion over the first six months 2004 compared to the year-end 2003 level. Production of USD 4.8 billion was down 13% compared to the first six months of 2003. The tight credit spreads in the market have impacted 2004 sales as disciplined pricing has been maintained.

The tight credit spreads in the market have impacted sales in 2004 as disciplined pricing is followed to achieve returns. The balance of GICs and funding agreements at June 30, 2004 consists of USD 28.8 billion general account and USD 2.1 billion separate account. The combined balances have increased 5.2% over the past year.

Variable annuity account balances have increased 3% to USD 43.6 billion since year-end 2003. Variable annuity deposits of USD 2.9 billion decreased 27% compared to the first half of 2003. The decrease is largely due to the discontinuance of GMIB feature in the first quarter of 2003. Compared to the first quarter of 2004, variable annuity deposits declined 18%, largely due to strong institutional sales in the first quarter of the year. Total sales of the new Guaranteed Principal Solution product, which features a guaranteed minimum withdrawal benefit (GMWB), were USD 255 million for the first six months of 2004. An additional new product is currently under development.

Fee-based products described here include managed assets such as mutual funds, collective investment trusts and synthetic GICs. For the first six months of 2004, production was USD 9.1 billion, a 17% decrease compared to the first six months of 2003. Mutual fund sales of USD 5.9 billion increased 53%, reflecting the expanded marketing relationships with wire-house networks. Synthetic GIC sales of USD 3.2 billion decreased 55% as equity products are now attracting more funds than stable value alternatives. Fee-based assets have increased 9% since year-end 2003, totaling USD 69.6 billion.

iii.	The Netherlands

First six months	2004	2003	%
	In Million EUR
Income by product segment
Traditional life	84	90	(7)
Life for account of policyholders	25	(16)
Fee business	22	10	120

Life insurance	131	84	56
Accident and health insurance	13	8	63
General insurance	22	17	29

Insurance income	166	109	52
Banking activities	9	2

Income before realized gains and losses on shares and real estate	175	111	58
Realized gains and losses on shares and real estate	105	(249)

Income before tax	280	(138)
Corporation tax	(45)	(27)	67

Net income	235	(165)

In view of the significant changes in the market and customer needs, AEGON The Netherlands implemented a new organizational structure and revised strategy which aim to provide better services to our clients with higher value-added products sold through multiple and more broad-based distribution channels. In the past six months, 13 different front and back offices have been integrated into one company with five service centers and four Marketing and Sales organizations. The number of geographical locations has been reduced from five to three. Staffing levels at the end of the first six months of 2004 were 4% lower than last year, already achieving a substantial portion of the planned 10-15% reduction in staffing levels over the coming three years.

Due to market circumstances and the revised strategy, sales through a number of large distributors with one-sided product offerings decreased. The strong focus on profitable production led to lower single premium production.

Income before realized gains and losses on shares and real estate

Income before realized gains and losses on shares and real estate totaled EUR 175 million during the first six months of 2004, a 58% increase compared to the same period in 2003. The increase largely reflects lower additions to provisions for credit risk and minimum guarantees, as well as a number of extraordinary items, which are specified below.

The items which impacted the results the most were: receipts from a fraud insurance payout (EUR 16 million), release of a provision for dividends on preferred shares (EUR 26 million) partly offset by a EUR 27 million addition to the provision for medical costs for retired personnel.

Traditional / Account of policyholders

For the first six months of 2004, Traditional Life income before realized gains and losses on shares and real estate decreased by 7% to EUR 84 million. This mainly reflects lower loadings due to lower production, accelerated DPAC amortization and additional provisions for medical costs for retired personnel. Better results on morbidity and higher investment income partly offset this.

The result on interest is increasing, in particular, as a consequence of the release of a provision raised in 2003 in respect of preferred dividend receivable from both Getronics and Ahold. The contribution margin on the other hand has decreased significantly as a consequence of lower loadings due to lagging production and accelerated depreciation of acquisition costs.

Life for account of policyholders income before realized gains and losses on shares and real estate amounted to EUR 25 million, compared to a loss of EUR 16 million in the first six months of last year. This is primarily a result of lower additions to the provision for guaranteed benefits and positive morbidity results, partly offset by higher lapses and an additional provision for medical cost for retired personnel.

Fee business

Income before realized gains and losses on shares and real estate on fee business showed a favorable development in the first six months of 2004, with a 120% increase to EUR 22 million. This increase is largely due to better results at the distribution units, a stable development in asset management profits and higher results at TKP Pensioen.

Accident & Health / General Insurance

Accident and health income before realized gains and losses on shares and real estate was EUR 13 million, a 63% increase compared to the first six months of 2003. General insurance reported a 29% increase in the first six months of 2004 to EUR 22 million. The improved accident and health results are mainly driven by a strengthened position in the sick leave (ziekteverzuim) segment, whereas general insurance continues to benefit from favorable claims experience.

Banking

Income before realized gains and losses on shares and real estate from banking activities increased to EUR 9 million from EUR 2 million in the same period last year, reflecting lower additions to credit provisions and higher spreads.

Net income

On a pretax basis, realized gains on shares and real estate amounted to EUR 105 million during the first six months of 2004. This compares to a negative EUR 249 million in the comparable period of last year. As a result, net income, which includes realized gains and losses on shares and real estate, improved substantially to EUR 235 million, compared with a net loss of EUR 165 million in the same period last year.

The effective tax rate on operating income is 22%, primarily as a consequence of the participation exemption. The effective rate on realized gains and losses is 5% as a consequence of the effect of the participation exemption on capital gains.

Revenues

Premium income earned in the first half of 2004 amounted to EUR 2,227 million, a drop of 7% compared to last year. Recurring premiums increased by EUR 20 million (2%) as a consequence of the increases in pension production, despite the high lapse rates in individual life. Single premium income dropped by EUR 181 million (26%) as a result of the increased discipline in pricing new business.

Life General account

Recurring premium from Life General account increased by EUR 4 million (+1%) to EUR 360 million. This increase is generated to a large extent as growth out of the existing portfolio. New production remains low in comparison to last year. Single premium is significantly lower (-33%) than prior year, primarily as a consequence of a lack of acquisitions in the group pensions market and fierce price competition.

Life for account of policy holders

Recurring premium is slightly above last year’s reported levels (+2%). In addition to the effect of the loss of several large contracts in 2003 and 2004, there has been only a modest increase in the collective labor agreements and the increase in the number of bankruptcies and job redundancies in the various sectors has meant lower than expected premium income. Single premium remains EUR 38 million (15%) lower than in 2003.

Accident & Health

Premium income in this segment is developing well. An increase of EUR 10.1 million in premium income has been realized in the Sick Leave market. EUR 1.7 million of this total has been generated out of the existing portfolio and EUR 8.4 million is the net new production less lapses. The lapse rate remains stable.

General Insurance

Premium income for the first six months of 2004 amounts to EUR 261.1 million and is 3% lower than in the same period last year reflecting the sale of the greenhouse market gardening and pleasure boat portfolios in 2003 (Glastuinbouw and Pleziervaartuigen) and the cancellation of a proxy contract.

Investment income

Investment income for the first half year (EUR 635 million) was generated by the insurance business (EUR 494 million) and the banking business (EUR 141 million). In total this is 1% lower than in the same period in 2003. Within banking, the decrease of EUR 44 million is as a result of the lower yield curve. The increase in the insurance business lies in the higher direct return on (preferred) shares and real estate.

Lapses

The loss of company savings schemes (bedrijfsspaarregelingen) and the bankruptcy of large intermediaries had an impact on lapses. The policyholders whose contracts run via these offices have terminated their contracts with AEGON in large numbers. The decline is stabilizing but the lapse rate is still high.

A positive change in the number of cancellations within Non Life has also been noted.

The high lapse rate also has consequences for DPAC. In the first six months of 2004 an amount of EUR 31 million more than in 2003 was depreciated. At the same time a change was made to the policy regarding capitalization of DPAC. With effect from January 1, 2004, bonus commissions are no longer capitalized (with the effect of negative EUR 8 million) and only office costs directly varying with production are included in the capitalization (with the effect of negative EUR 7 million).

Commissions and expenses

Commissions and expenses of EUR 542 million were 7% higher in the first six months compared to the same period last year. Operating expenses, including the contribution for post-retirement employee benefits, increased 17% to EUR 317 million. On a like-for-like basis, operating expenses decreased slightly. Commissions declined 20% to EUR 161 million primarily due to lower volumes

Production

Production levels in 2004 are varied. In the Life segment production levels have deteriorated significantly, whereas within Non Life and Banking production improved.

Overall standardized new life production showed a decline of 20% to EUR 118 million compared to the first six months of 2003. This reflects overall difficult market circumstances, pricing discipline in the individual single premium segment and the absence of large case group contracts.

Life General account

Recurring premium production remains 37% behind on last year and amounts to just EUR 11 million. The downward trend of recent years continues as consumers are disinclined to commit themselves for lengthy periods of time. The focus on value creation in the single premium production in the first half of 2004 had an expected negative impact on single premium production (29%). Efforts are therefore focused on renewal business because of the relatively higher value of new business.

Life for account of policy holders

Recurring premium production remains 14% lower than last year as consumers are hesitant to acquire equity-related insurance products, other than with a floor to guard against the risk of declining share prices. The present economic uncertainty, combined with the uncertainty of fiscal treatment are the main reasons for lagging production levels.

Single premium production remains 15% lower than last year. In general the absence of one or more contracts in the collective segment is of significant consequence for production in this segment.

Accident & Health

Production has doubled in comparison to last year. Demand for Corporate Sick Leave products has increased markedly following changes to government regulations. AEGON has been able to claim its share of the segment by strategic advertising.

General Insurance

This sector shows a satisfactory increase in production, particularly in the branches Vehicles and Fire. The strategy of seeking value creation rather than volume will continue to remain in force in this segment.

Banking

Savings account balances at the end of the first six months of 2004, compared to year-end 2003, were 3% higher at EUR 5.8 billion. New deposits amounted to EUR 1.6 billion, an increase of 7% compared to the first six months of 2003.

Off balance sheet

Off balance sheet production decreased by 63% to EUR 411 million, reflecting the volatility of institutional business and reflecting high production in the first six month of 2003 due to a large new contract that was signed.

iv.	United Kingdom

First six months	2004	2003	%	2004	2003	%
	In million GBP			In million EUR
Income by product segment
Traditional life	(4)	(1)		(7)	(1)
Life for account of policyholders	72	61	18	107	89	20
Fee business	1	(2)		2	(3)

Income before realized gains and losses on shares and real estate	69	58	19	102	85	20
Realized gains and losses on shares and real estate	0	(4)		0	(6)

Income before tax	69	54	28	102	79	29
Corporation tax	(20)	(16)	25	(29)	(23)	26

Net income	49	38	29	73	56	30

Since 30 June 2003 AEGON UK has acquired further stakes in distribution companies. These acquisitions did not materially impact net income in 2004. In 2004, an amount of EUR 18 million was charged to shareholders’ equity as goodwill in connection with an acquisition.

Income before realized gains and losses on shares and real estate

Income before realized gains and losses on shares and real estate increased by 19% to GBP 69 million during the first six months of the year, compared to GBP 58 million in the first half of 2003.

Traditional Life

Income before realized gains and losses on shares and real estate from traditional life amounted to a loss of GBP 4 million during the first half of 2004. The main reason for this is a GBP 5 million restructuring charge in the first quarter 2004 related to the additional cost reduction program implemented this year.

Life for account of policyholders

Income before realized gains and losses on shares and real estate from life for account of policyholders of GBP 72 million increased 18% during the first six months of 2004 compared to the same period last year. This primarily reflects higher average equity market levels compared to the prior year.

Net income

Net income for 2004 of GBP 49 million increased 29% compared to 2003. The effective tax rate of approximately 29% is in line with 2003. There were no realized gains or losses on shares and real estate during the first half of 2004, compared to GBP 4 million of net realized losses during the first half of 2003.

The increase in net income was primarily due to higher management fees on equity-linked funds as a result of higher average equity markets. The average FTSE level over the first half of 2004 was 16% above the comparable 2003 period.

Revenues

Revenues of GBP 2,092 million are in line with 2003. The increase in fee and commission revenues is due to growth (including two acquisitions) in income from our distribution companies.

Commissions and expenses

Commissions and expenses increased 11% to GBP 207 million, due largely to higher DPAC amortization, growth (including two acquisitions) in the distribution companies and a restructuring charge for the cost reduction program. The total restructuring charge related to the cost reduction program is expected to be GBP 10 million in 2004, of which GBP 5 million has been accounted for in the first six months of 2004. Before deferral of DPAC, operating expense savings amounted to GBP 15 million.

Production

Standardized new life production during the first six months of 2004 increased 3% to GBP 333 million. The increase reflects growth in the core individual and group pensions businesses, partly offset by a fall in asset management institutional sales.

v.	Other Countries

	in million EUR
First six months	2004	2003	%
Income by product segment
Traditional life	12	13	(8)
Life for account of policyholders	3	(7)
Fee business	5	4	25

Life insurance	20	10	100
Accident and health insurance	4	3	33
General insurance	26	26	0

Income before realized gains and losses on shares and real estate	50	39	28
Realized gains and losses on shares and real estate	5	(2)

Income before tax	55	37	49
Corporation tax	(14)	(10)	40

Net income	41	27	52

Weighted average exchange rates for the currencies of the countries included in Other Countries segment, and which do not report in euro, are summarized in the table below:

	2004	2003
Hungarian Forint (HUF)	256.17	247.10
New Taiwan Dollar (NTD)	40.76	38.20
Slovakian Koruna (SKK)	39.88	41.55
Rin Min Bi Yuan (CNY)	10.06	9.46

Please note that the Other Countries segment is accounted for in our financial statements in euros, but the operating results for the individual country units within Other Countries are accounted for in, and are discussed below in terms of, local currencies of those country units.

General

Income before realized gains and losses in the first six months of 2004 amounted to EUR 50 million, a 28% increase compared to the EUR 39 million achieved in the comparable period in 2003. The increase was largely driven by improvements in Spain and Hungary.

Hungary

Income before realized gains and losses on shares and real estate. Income before realized gains and losses amounted to HUF 8 billion for the first six months of 2004. The result of the Traditional life product segment is higher than in the same period in 2003, because of the higher result on interest and the higher number of cancelled “old life policies”.

The result of the life for account of policyholders is higher than in last year’s corresponding period, because of growth in the portfolio and improved technical results from better lapse rates. Results on expenses and interest income on equity is higher than in the first six months of 2003.

The result of the fee business is higher than in last year, despite the financing burden of the higher new acquisitions. The fee income is also higher, as the business is growing.

Revenues. Regular life premium income amounted to HUF 18.2 billion and grew by 7.5 % compared to the first six months of 2003. As a result of efforts to protect the portfolio, the opening balance has been higher than planned and the retention of the portfolio improved. Single life premium was HUF 0.5 billion lower compared to 2003. Non-life premium income of HUF 14.3 billion was higher than last year by 17%, mainly as a result of the successful car sales.

Investment revenues (HUF 9.2 billion) have been higher than last year. As a result of exploiting the climbing market yields in the second half of last year, as well as the realized gains (HUF 0.9 billion), the investment profit was favorable.

As a result of significant efforts, pension fund acquisitions is still high and the number of new members exceeded 25,800. The managed assets of the pension fund have tripled since the beginning of the year 2004 and amounted to HUF 137 billion.

Commissions and expenses. Corporate expenses have risen by HUF 0.5 billion as compared to the same period last year, which is a growth of 11%. The reason for the increase exceeding inflation is primarily due to projects.

Compared to the same period last year, the DPAC is higher by HUF 139 million.

The new deferred acquisition costs were higher by HUF 240 million than last year, and the amortization was HUF 100 million less.

Production. New standardized life production remained stable at HUF 2,484 million in the first six months of 2004. New participants in the Pension fund business were significantly higher than over the same period last year.

Spain

Income before realized gains and losses on shares and real estate. AEGON Spain reported income before realized gains and losses on shares and real estate of EUR 24 million over the first six months of 2004, an increase of 36% compared to the first six months of 2003. Income before realized gains and losses in the life business amounted to EUR 1 million, an increase of EUR 0.9 million compared to last year. The Non-Life business reported income before realized gains and losses of EUR 23 million compared to EUR 17 million in 2003. The increase in income before tax in the Non-life business is mainly due to the improvement in the claims ratio, which started in 2003 and continued in 2004.

Revenues. Total revenues of EUR 256 million over the first six months of 2004 increased by 7% compared to the same period of 2003, mainly reflecting higher premium income.

Compared to the first six months of 2003, life premiums increased by 17%. Recurring premiums increased by 17% due to an increase in production and improved persistency of the portfolio. Single premiums increased by 19%. Traditional Life products premium income increased by 23%, while unit-linked products premium income is stabilized, mainly due to the change of the Spanish fiscal regulation that neutralized the tax advantages of these products compared to the investment funds tax treatment.

Non-life premiums increased by 6% compared to the first six months of 2003. AEGON Spain has in 2004 continued to concentrate on personal lines and small companies, while de-emphasizing products whose risks are not considered as strategic.

Commissions and expenses. The focus on reduction of expenses continued in 2004, resulting in lower expenses compared to 2003. Measures have been taken by AEGON Spain to reduce commissions with the aim to achieve a better balance between loadings for commissions and commissions paid.

Production. Life production on a standardized basis increased from EUR 12 million to EUR 15 million compared to the first six months of 2003, primarily by involving the intermediaries network of Non-Life in the sale of Life products.

Taiwan

Income before realized gains and losses on shares and real estate. Income before realized gains and losses of the traditional life segment amounted to a loss of NTD 91 million for the first half of 2004, compared to a NTD 56 million loss in 2003. The decrease is a result of a change in the product mix. Life for account of policyholder income before tax increased by 69% to NTD 66 million, mainly due to the business growth in variable universal life and variable annuity. Realized gains on shares was NTD 31 million in 2004 compared to NTD 45 million in 2003, due to a 1% decline in the TAIEX during the first six months of 2004 compared to an increase of 9% during the same period of 2003.

Revenues. Gross premium income increased by 27% to NTD 7.2 billion compared to NTD 5,7 billion in the first half year of 2003. The increase reflects strong sales of recurring premium business in the previous year and good persistency. Traditional Life premiums of NTD 6,9 billion increased by 24% compared to NTD 5,5 billion over the same period in 2003. Variable universal life premiums increased 107% over the first half year of 2003 to NTD 320 million, primarily generated through the agency channel.

Investment income rose by 47% to NTD 438 million in the first six months of 2004 compared to NTD 277 million over the same period last year, mainly due to an increase in the asset base. Investment assets increased from NTD 16 billion as of June 30, 2003 to NTD 29 billion as of June 30 2004, but the investment yield of 2.9% in 2004 declined from 3.7% in 2003, with continued low interest rates and lower equity market.

In May 2004, AEGON Taiwan launched a new variable annuity product, which generated NTD 2 million fee income at the end of the first six months of 2004.

Commissions and expenses. Gross commissions net of reinsurance commission amounted to NTD 2,422 million for the first half of 2004, compared to NTD 2,314 million in 2003. Deferred policy acquisition costs were down 27% to NTD 1,505 million compared to NTD 2,049 million in the first six months of 2003. Expenses increased 16% to NTD 496 million compared to NTD 428 million in the first six months of 2003, resulting from increased personnel, occupancy and policy related costs in connection with the growth of business volumes.

Production. New life premium production declined 32% to NTD 3,368 million in 2004. The production of traditional life business declined due to a slow-down in the bancassurance channel in light of an anticipated interest rate rise.

Customer acceptance levels of unit-linked recurring premium products are still low.

vi.	Liquidity and capital resources

The AEGON Group conducts its capital management processes at various levels in the organization. The main goal of AEGON’s capital management is to manage the capital adequacy of its operating companies to high standards within leverage tolerances consistent with strong capitalization.

Capital Adequacy

AEGON manages capital adequacy at the level of the country units and their operating companies. AEGON seeks to maintain internal capital adequacy requirements at the higher of local regulatory requirements, 165% of the relevant local Standard & Poor’s capital adequacy models or internally imposed requirements. During the first half of 2004, the capital adequacy of our operating units continued to be strong. All of our units were capitalized within these tolerances.

Capital Base

AEGON applies leverage tolerances to its capital base. The capital base reflects the capital employed in core activities and consists of shareholders’ equity, capital securities and dated subordinated and senior debt. AEGON manages its capital base to contain at least 70% shareholders’ equity, between 5% and 15% capital securities, and a maximum of 25% subordinated and senior debt. At June 30, 2004 our leverage was within these prescribed tolerances: equity capital represented 72% of our total capital base, while senior and dated subordinated debt comprised 19% of our total capital base. Capital securities accounted for the remaining 9%. The ratio of shareholders’ equity to total capital remains stable at approximately the same level as it was at year-end 2003.

AEGON manages currency risk related to its capital base using established currency risk policies. Capital employed in operating subsidiaries required to satisfy (local) regulatory and self-imposed capital requirements is kept in local currencies, and will be subject to currency movements when translated into euros for reporting purposes. The non-equity components of AEGON’s capital base are held in or swapped into various currencies proportionally to the value of AEGON’s activities in those currencies. Although AEGON’s debt-to-total-capital ratio is accordingly not materially affected by currency volatility, currency fluctuations may affect the level of the capital base as a result of translation into euro.

Shareholders’ Equity

Shareholders’ equity was EUR 15,093 million at June 30, 2004, compared to EUR 13,967 million (adjusted) at December 31, 2003. The increase of EUR 1,126 million is largely due to the positive currency exchange rate difference of EUR 485 million and net income of EUR 790 million, offset by a dividend on preferred shares and a common dividend paid of EUR 233 million and goodwill charges of EUR 212 million, mainly from the investment in CAM (Spain) and the acquisition of Unirobe in the Netherlands.

Debt Funding and Liquidity

AEGON’s funding strategy continues to be based on assuring excellent access to international capital markets at consistently low costs. As part of this strategy, AEGON aims to offer bonds in sizes that are eligible for benchmark inclusion and supports maintenance of liquid secondary markets in its bonds. This focus on the institutional fixed income investor base will continue to be supported by an active investor relations program to keep investors well-informed on AEGON’s strategy and results.

Debt is mainly raised by AEGON NV. AEGON NV has employed its regular access to the capital markets through private placements issued under its USD 6 billion Euro Medium Term Notes Program and under separate US shelf registrations. AEGON N.V.’s USD 2 billion Euro Commercial Paper Program and AEGON Funding Corp.’s USD 4.5 billion Euro Commercial Paper Program facilitate access to international and domestic money markets when required. In addition, AEGON utilizes a USD 300 million US Domestic Commercial Paper Program. AEGON maintains back-up credit facilities to support outstanding amounts under its Commercial Paper programs. Its committed credit facilities, provided by banks with strong credit quality, exceed USD 3 billion. In addition, AEGON has additional credit lines.

Internal sources of liquidity include distributions from operating subsidiaries on the basis of excess capital or cash and cash equivalents. Internal distributions may be subject to (local) regulatory requirements. The business units further manage their liquidity through closely managing the liquidity of the investment portfolio.

AEGON uses common derivative financial instruments such as swaps, options, futures and cross-currency derivatives to hedge against its exposures related to external borrowings. In general, the accounting treatment of the derivative mirrors the accounting treatment of the underlying financial instrument.

In July 2004, in line with its funding strategy, AEGON NV issued junior perpetual securities in tranches of EUR 500 million and USD 250 million to refinance maturing debt, which will affect our ratio of shareholders’ equity to total capital.

The duration profile of AEGON’s capital debt and interest rate structure is managed in line with the estimated duration of the investments in the subsidiaries. Of AEGON’s total capital debt at June 30, 2004, approximately EUR 1.9 billion matures within three years, EUR 1.2 billion between three and five years, EUR 1.3 billion thereafter, and EUR 1.5 billion has no maturity date. AEGON’s working capital, backed by the external funding programs and facilities, is amply sufficient for the Group’s present requirements.

In July 2004, Standard and Poor’s confirmed AEGON NV’s credit ratings and rates AEGON’s senior debt at A+ with a stable outlook. The insurance financial strength ratings of our insurance operations in the US is AA, also with a stable outlook, while the outlook on the AA rating of Scottish Equitable was changed from negative to stable. In July 2004, Moody’s Investor Service changed the outlook on the A2 senior debt rating of AEGON NV from negative to stable. The outlook on the Aa3 insurance financial strength ratings of our US operations remained stable.

vii.	Certain Effects of US GAAP

Net income of EUR 461 million was reported over the first six months of 2004 based on US GAAP, compared to a net income of EUR 819 million over the same period in 2003. The US GAAP net income reflects the same financial statement impacts that were previously described on a Dutch accounting basis.

See Item 1 note (3) of this report for a discussion of the main differences for net income and shareholders’ equity under Dutch accounting principles and US GAAP.

The most significant elements in the reconciliation in 2004 related to the effect of changes in accounting principles implemented at January 1, 2004. The effect is reflected in Net income for US GAAP purposes.

Goodwill impairment charges are recorded on a US GAAP basis while goodwill is charged off to equity on a Dutch accounting basis at the time of acquisition. The required annual goodwill impairment test will be performed again in the fourth quarter of 2004. In the fourth quarter of 2003 the impairment test resulted in an additional goodwill impairment charge of EUR 219 million, primarily relating to the Transamerica non-insurance business. This impairment charge was reported as a 2003 US GAAP operating expense.

Application of Critical Accounting Policies – US GAAP

Reserve for Guaranteed Minimum Benefits and Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

The application of these accounting policies is discussed in “– Application of Critical Accounting Policies – Dutch Accounting Principles”. The primary difference in applying these accounting principles for US GAAP accounting purposes is that for the flexible premium insurance products and investment contracts in the Netherlands and the United Kingdom, an annual unlocking as described for the Americas is performed and the reserves in the United Kingdom are adjusted to equal the contract holder balance. The net impact of these elements at June 30, 2004 was an additional charge to the income statement of EUR 119 million under US GAAP.

Impairment of debt securities

US GAAP does not provide for a default reserve but rather requires all realized losses including impairments to be recognized in the income statement. The same monitoring practices and evaluation process as described in “-Application of Critical Accounting Principles - Dutch Accounting Principles” is followed. The practices described are those followed by AEGON USA, as 86% of the unrealized loss exposure is in the U.S. portfolio.

If it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition, an other-than-temporary-impairment (OTTI) shall be considered to have occurred. If the decline in fair value is judged to be OTTI, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). Fair value is first based on quoted market prices in an active or less active market. If this approach is not applicable, the fair value is modeled by evaluating such factors as liquidity, capital structure issues, cash flow generating capability, and conservative expectations as to future results. The fair value also incorporates independent third party valuation analysis.

Additional impairments have been reported on a US GAAP basis. The additional impairment charges for the first six months of 2004 are offset by higher realized gains on debt securities on a US GAAP basis compared to DAP as the result of prior year US GAAP impairments that were not accounted for on a DAP basis.

Pension expense

Under Dutch accounting principles, SFAS No. 87 as described in “-Application of Critical Accounting Policies—Dutch accounting principles” is applied only to our pension plans in the United States. Under US GAAP, SFAS No. 87 is also applied to our defined benefit pension plans in Canada, the Netherlands, the United Kingdom and other countries.

Goodwill

Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. Impairment testing requires the determination of the fair value for each of our identified reporting units. The reporting units identified for AEGON based upon the SFAS No. 142 rules include: AEGON USA, AEGON Canada, AEGON the Netherlands, AEGON UK insurance companies and AEGON UK distribution companies, other countries and Transamerica Finance Corporation. The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. For our non-insurance operations, fair value was determined using a discounted cash flow analysis. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

The fair value of the insurance operations in the Americas was determined using discounted cash flow valuations techniques consistent with market appraisals for insurance companies. This model utilized various assumptions, with the most significant and sensitive of those assumptions being a 9% discount rate and 15 years of projected annual new business production increases of 2%. If the discount rate assumption were increased to 11%, the remaining balance of the Americas goodwill of EUR 1.8 billion at December 31, 2003 would become impaired.

Disclaimer

The statements contained herein that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe”, “estimate”, “intend”, “may”, “expect”, “anticipate”, “predict”, “project”, “counting on”, “plan”, “continue”, “want”, “forecast”, “should”, “would”, “is confident” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism and acts of war;

•	Changes in the policies of central banks and/or foreign governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.